Exhibit 99.1

OPENLiMiT, Inc.

NEWS RELEASE

OPENLIMIT ANNOUNCES DECISION TO SPIN-OFF SUBSIDIARY

August 5, 2005 - Baar, Switzerland – OPENLiMiT, Inc. (OTC BB "OPLM") today announced that its board of directors has approved a distribution to affect a "spin-off" of its subsidiary, OPENLiMiT Holding AG ("OPENLiMiT AG").

The spin-off, which will occur on or about September 1st, 2005 (Distribution Date), will distribute 100% of the OPENLiMiT AG shares to OPENLiMiT, Inc. shareholders. OPENLiMiT, Inc.'s shareholders will receive, on a pro rata basis, one (1) share of OPENLiMiT AG common stock for every (5) five shares of OPENLiMiT, Inc. common stock held on August 19th, 2005 (Record Date). The distribution will be completed on or about September 2, 2005 (Ex-Dividend Date). An information statement concerning the distribution will be mailed to registered shareholders on or about August 5th, 2005.

OPENLiMiT AG has applied for a listing on the Berlin Stock Exchange as an independent public company. Thereafter, OPENLiMiT AG will apply to have its shares also listed on the Frankfurt Stock Exchange. Trading of OPENLiMiT AG common stock on the Berlin Stock Exchange is expected to commence simultaneously with the distribution on or about September 1, 2005. OPENLiMiT expects that OPENLiMiT AG will be accepted for listing on the Berlin Stock Exchange prior to the distribution date.

Headquartered in Baar, Switzerland, OPENLiMiT AG maintains several wholly-owned subsidiaries in Switzerland and Germany that perform a variety of functions, including product development, business development and marketing, support of distributing partner companies, licensing, consulting and training.

OPENLiMiT AG developed the first electronic signature application software of its kind to be certified by the German Federal Office for Information Security (BSI) according to Common Criteria EAL 3+ and confirmed compliant with the German Signature Law (SigG) and By-Laws (SigV). The Common Criteria standard is accepted throughout the European Union and many other industrialized countries around the world.

OPENLiMiT AG's overall corporate strategy is to become a leader for electronic signature and encryption software worldwide. OPENLiMiT AG's confidence in new proprietary technologies combined with a commitment to better software applications, technological excellence and service reliability have bestowed in them the belief that they will be successful in creating overall value for their shareholders.

The decision to spin-off OPENLiMiT AG was based on the belief that enabling it to operate as an independent company will permit OPENLiMiT AG to take better advantage of European market opportunities in electronic signature and encryption software where the technology is quickly moving towards standardization and OPENLiMiT AG's products are uniquely certified and positioned.

OPENLiMiT's products and news can be viewed on the company's website at www.openlimit.com.

OPENLiMiT Inc. is a public company; following the distribution its common shares will continue to trade on the OTCBB under the ticker symbol "OPLM".

A number of statements contained in this press release may be considered to be forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. These forward-looking statements involve a number of risks and uncertainties, including timely development, and market acceptance of products and technologies, competitive market conditions, successful integration of acquisitions and the ability to secure additional sources of financing. The actual results OPENLiMiT, Inc. and OPENLiMiT AG may achieve could differ materially from any forward-looking statements due to such risks and uncertainties. OPENLiMiT, Inc. encourages the public to read the information provided here in conjunction with its most recent filings on Form 10KSB and Form 10QSB. OPENLiMiT, Inc.'s public filings may be viewed at www.sec.gov.

OPENLiMiT, Inc.	**OPENLiMiT, Inc.'s U.S. representative.**
Contact:	**Contact:**
Henry Dattler, President	Ruairidh Campbell
011 41 41 560 1023	801 582 9609

Exhibit 99.2



August 1, 2005

Dear OPENLiMiT, Inc. Shareholder:

The Board of Directors of OPENLiMiT, Inc. has approved the distribution or "spin-off" of OPENLiMiT Holding AG ("OPENLiMiT AG") common stock to our shareholders. On or about September 1, 2005, you will receive one (1) share of OPENLiMiT AG's common stock for every five (5) shares of OPENLiMiT, Inc. common stock you owned at the close of business on August 19, 2005 unless you dispose of your right to receive OPENLiMiT AG's shares prior to September 1, 2005. The distributed shares will represent one hundred percent (100%) of the outstanding shares of OPENLiMiT AG.

OPENLiMiT, Inc. is affecting this distribution to establish a public market for shares of OPENLiMiT AG common stock in Europe. OPENLiMiT AG is headquartered in Switzerland and conducts a substantial portion of its operations in Germany. We believe that enabling OPENLiMiT AG to operate as an independent company will permit it to take advantage of European market conditions where OPENLiMiT AG's electronic signature and encryption technologies are uniquely certified according to Common Criteria EAL 3+, an IT-Security standard, and have been confirmed compliant with the German Signature Law and Bylaws (SiG/ SigV).

Your shares of OPENLiMiT, Inc. common stock will continue to represent your ownership interest in OPENLiMiT, Inc. After the distribution, OPENLiMiT, Inc. will own no shares of OPENLiMiT AG and will be without significant operations.

OPENLiMiT AG has applied to have its shares listed on the Berlin Stock Exchange under the International Securities Identification Number (ISIN) "CH0022237009" (exchange listed companies in Germany may be searched for using their ISIN or full name). Thereafter, OPENLiMiT AG will apply to have its shares also listed on the Frankfurt Exchange. Shares of the OPENLiMiT, Inc. common stock will continue to be listed on the Over the Counter Bulletin Board ("OTCBB").

No action is required on your part to receive your OPENLiMiT AG shares, which will be deposited electronically with each shareholder's broker or nominee. In the event that you are a registered shareholder, the shares to which you are entitled will be credited to you, and held by OPENLiMiT AG on your behalf until such time as you provide instructions for transfer to a brokerage account designated by you. You will not be required to pay anything for the new shares or to surrender any shares of our common stock. Further, no fractional shares of OPENLiMiT AG's common stock will be issued. All fractional shares will be rounded up to the nearest whole share.

The information statement provides important information about OPENLiMiT AG and its business. Please read it carefully. Should you have questions regarding the distribution, please contact us at 011 41 41 560 1023 or our representative at 001 801 582 9609.

Sincerely,
/s/ Henry Dattler
Henry Dattler
President and Chief Executive Officer



OPENLiMiT Holding AG
Zugerstrasse 76B
Postfach 229
CH-6341 Baar, Switzerland

Phone +41(0)41 560 1020
Fax +41(0)41 560 1039
info@openlimit.com
www.openlimit.com

August 1, 2005

Dear OPENLiMiT AG Shareholder:

I write to welcome you as a shareholder of OPENLiMiT Holding AG ("OPENLiMiT AG"). As a shareholder of OPENLiMiT AG you will have direct ownership in one of the leading developers of electronic signature and encryption software in the world. Our technology is designed to enhance the security, provability and efficiency of electronic business transactions on the internet or in the workplace, communication processes, electronic workflow and data.

Headquartered in Baar, Switzerland, we maintain several wholly-owned subsidiaries in Switzerland and Germany that perform a variety of functions, including product development, business development, support of distributing partner companies, licensing, consulting and training.

We have developed the first electronic signature application software of its kind to be certified by the German Federal Office for Information Security (BSI) according to the international Common Criteria standard and compliant with the German Signature laws and Bylaws (SigG/ SigV). OPENLiMiT AG is well positioned to market its electronic signature applications throughout the European Union.

OPENLiMiT AG's overall corporate strategy is to become the standard for electronic signature and encryption software worldwide. Our confidence in new proprietary technologies combined with a commitment to better software applications, technological excellence and service reliability have bestowed in us the belief that we will be successful in creating overall value for our shareholders.

Our parent company, OPENLiMiT, Inc. is affecting this distribution to establish a public market value for OPENLiMiT AG's common stock in Europe. The decision to list our shares in Europe was based on OPENLiMiT, Inc.'s belief that enabling OPENLiMiT AG to operate as an independent company will permit us to take better advantage of European market opportunities in electronic signature and encryption software where the technology is quickly moving towards standardization and our products are uniquely certified and positioned.

We encourage you to learn more about OPENLiMiT AG and our business by reading the accompanying information statement. Should you have any questions regarding the distribution, please contact us at 011 41 41 560 1023 or our representative at 001 801 582 9609.

I look forward to a successful and rewarding future.

Sincerely,

/s/ Henry Dattler
Henry Dattler
President



OPENLiMiT Holding AG
Zugerstrasse 76B
Postfach 229
CH-6341 Baar, Switzerland

Phone +41(0)41 560 1020
Fax +41(0)41 560 1039
info@openlimit.com
www.openlimit.com

INFORMATION STATEMENT

We are sending out this information statement to you to describe the pro rata distribution or "spin-off" of one hundred percent (100%) of the common stock of OPENLiMiT Holding AG by our parent company OPENLiMiT, Inc., to OPENLiMiT, Inc. shareholders and to provide you with information about our business.

Further to the distribution, you will receive, on or about September 1, 2005, one (1) share of OPENLiMiT AG common stock for every five (5) shares of OPENLiMiT, Inc. common stock you owned as of the close of business on August 19, 2005, the record date for the distribution, unless you dispose of your right to receive the OPENLiMiT AG shares prior to the distribution date.

Currently there is no current trading market for our common stock. However, we expect that a limited market, commonly known as a "when-issued" trading market, for our common stock will develop on or shortly before the record date for the distribution, and we expect "regular way" trading of our common stock will begin the first trading day after the distribution. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We have applied to have our common stock listed on the Berlin Stock Exchange under the International Securities Identification Number (ISIN) "CH0022237009" (exchange listed companies in Germany may be searched for using their ISIN or full name). Thereafter, OPENLiMiT AG will apply to also have its shares also listed on the Frankfurt Stock Exchange. Following the distribution, OPENLiMiT, Inc. will own no shares of OPENLiMiT AG.

OPENLiMiT, Inc., our parent company, is affecting this distribution in order to establish a public market value for OPENLiMiT AG's common stock in Europe. The decision to list our shares in Europe was based on OPENLiMiT, Inc.'s belief that enabling OPENLiMiT AG to operate as an independent company will permit us to take better advantage of European market opportunities in electronic signature and encryption software where the technology is quickly moving towards standardization and our products are uniquely certified and positioned.

This information statement describes the terms of the distribution and provides information about our business. No shareholder approval of the distribution is required or sought. We are not asking for your proxy. No action is required on your part to receive your OPENLiMiT AG shares. You will not be required to pay anything for the new shares or to surrender any shares of OPENLiMiT, Inc. stock.

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As you review this information statement, you should carefully consider the matters described in "Risk Factors" beginning on page 7.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offence.

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This information statement does not constitute an offer to sell or the solicitation of an offer to buy securities.

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The date of this information statement is August 1, 2005 and it will first be mailed to registered shareholders of OPENLiMiT, Inc. on or about August 5, 2005.

TABLE OF CONTENTS

SUMMARY

This summary highlights selected information about OPENLiMiT AG, and the distribution of common stock described more fully elsewhere in this information statement. You should carefully read this entire information statement, including the risk factors section, financial statements and related notes.

The Business

OPENLiMiT AG is a pioneer in the development of electronic signature and encryption software designed to enhance the security, provability and efficiency of electronic business transactions, electronic workflow, communication processes and data. Headquartered in Baar, Switzerland, OPENLiMiT AG maintains several wholly-owned subsidiaries in Switzerland and Germany that perform a variety of functions, including product development, business development, support of distributing partner companies, licensing, consulting and training.

Interest in IT security measures has dramatically increased in recent years. The momentum in both the private and public sectors is to reduce costs by eliminating interruptions associated with electronic workflow and streamlining electronic processes. The drive towards operating efficiencies combined with the increased public awareness of the perils associated with data manipulation and identity theft has created a growing market for electronic security applications.

The European Parliament passed an order in 1999 "to facilitate the use of electronic signatures and to contribute to their legal recognition." This order has become the minimum requirement for the legislation of European Union Member States. The European order defined three types of electronic signatures: simple, advanced and qualified. Qualified electronic signatures are widely accepted in lieu of a handwritten signature.

OPENLiMiT AG has developed the first electronic signature application software of its kind to be certified by the German Federal Office for Information Security (BSI) according to the international Common Criteria standard and compliant with the German Signature laws and Bylaws (SigG/ SigV). OPENLiMiT AG is well positioned to market its electronic signature applications throughout the European Union.

OPENLiMiT AG markets its product via a two-channel strategy based on Original Equipment Manufacturer Partners and direct sales through an independent sales force. OEM-Partners market software solutions, targeting mainly large businesses and the public sector. OPENLiMiT AG's modular software can be integrated with existing IT-Infrastructures or modules and is licensed for integration as a stand-alone software solution for third party sellers. Direct Sales is focused on marketing OPENLiMiT AG products to consumers and small to medium-sized companies.

OPENLiMiT AG has several important OEM-Partners in Europe and an active number of independent representatives in its direct sales division. OPENLiMiT AG continues to build on its two-channel strategy however the primary focus for sales has shifted towards cooperation with existing and prospective OEM-Partners.

The decision to list OPENLiMiT AG's shares in Europe was based on OPENLiMiT, Inc.'s belief that enabling OPENLiMiT AG to operate as an independent company will permit us to take better advantage of European market opportunities in electronic signature and encryption software where the technology is quickly moving towards standardization and our products are uniquely certified and positioned.

Our Relationship with OPENLiMiT, Inc.

As of the date of this information statement, OPENLiMiT AG is a wholly owned subsidiary of OPENLiMiT, Inc. Although OPENLiMiT, Inc. acquired OPENLiMiT AG in April of 2003, all patents, trademarks, software, proprietary technologies and other intellectual property remained the property of OPENLiMiT AG or its wholly owned subsidiaries. Further, all personnel, personal property and real estate engaged in the operation of OPENLiMiT, Inc.'s business is contracted through OPENLiMiT AG or its wholly owned subsidiaries. The result of the separation being that all technology, property and personnel facilitating the operations of OPENLiMiT AG will remain with OPENLiMiT AG or its wholly owned subsidiaries after the distribution. Upon completion of the distribution, OPENLiMiT, Inc. will own no shares in OPENLiMiT AG.

OPENLiMiT Holding AG was incorporated in Switzerland on June 15, 2001 as Lübeck AG, which name was changed to OPENLiMiT Holding AG on August 27, 2002. The offices of OPENLiMiT AG are located at Zugerstrasse 76B, Baar Switzerland CH 6341 and its telephone number is 011 41 41 560 1023.

Our Strategy

Our overall corporate strategy is to become the leader for electronic signature and encryption software worldwide by:

- maintaining a technological edge in the development of electronic signature and encryption software;
- focusing on OEM-Partnerships to use and distribute our products;
- working with public and private sector leaders to standardize the application of our technology on an international basis; and
- concentrating on operating efficiencies to realize a net profit from operations.

Risk Factors

You should carefully consider the risks described in the "Risk Factors" section of this information statement that begins on page 7. Any of these risks could adversely affect our business prospects, financial condition, operating results and cash flows, which could cause the trading price of OPENLiMiT AG common stock to decline subsequent to the distribution.

Questions and Answers Regarding the Distribution

Q: What is the distribution?

A: Our parent company, OPENLiMiT, Inc. is making a pro rata distribution or spin-off of 100% of the outstanding shares of our common stock on the distribution date to the shareholders of OPENLiMiT, Inc. as of the close of business on the record date for the distribution.

Q: What will I receive in the distribution?

A: You will receive, on or about September 1, 2005, one (1) share of OPENLiMiT AG's common stock for every five (5) shares of the OPENLiMiT, Inc. common stock that you owned as of the close of business on August 19, 2005, the record date for the distribution, unless you dispose of your right to receive our shares prior to the distribution date.

Registered Holders

If your OPENLiMiT, Inc. shares are held by you in registered form as of the record date and you provide broker or nominee information to us prior to the distribution date, the OPENLiMiT AG common stock to which you are entitled will be distributed to you through your broker or nominee via Clearstream Banking AG, our distribution agent. COMMERZBANK Aktiengesellschaft, our transfer agent, will electronically transfer shares between the records of COMMERZBANK and each registered shareholder's broker or nominee via Clearstream.

Registered holders are requested to provide OPENLiMiT, Inc. with certain information related to each shareholder's broker or nominee to enable the electronic transfer of shares by the distribution date including:

- name of registered shareholder (Last Name, First Name, Date of Birth);
- brokerage account number;
- name and address of broker or nominee; and
- routing number or SWIFT-BIC for the delivery of the OPENLiMiT AG shares.

Registered holders who do not provided delivery instructions prior to the distribution date will have their shares held in trust by OPENLiMiT AG for the benefit of each respective shareholder. Thereafter, upon receipt of electronic delivery instructions, OPENLiMiT AG will transfer shares to each respective shareholder's broker or nominee. OPENLiMiT AG will send a separate letter to all registered holders in advance of the distribution date requesting electronic transfer delivery instructions as described above.

Street Name Holders

If your OPENLiMiT, Inc. shares are held by you in a brokerage account or with a nominee as of the record date, the OPENLiMiT AG shares distributed to you will be credited to the account of your brokerage firm or nominee via Clearstream on instructions received from COMMERZBANK. Your broker/nominee will in turn credit your account.

Following the distribution date, we will send a distribution statement to each registered holder of OPENLiMiT, Inc. shares whose shares are held in trust by OPENLiMiT AG evidencing ownership interest in OPENLiMiT AG common stock. Street name holders of OPENLiMiT, Inc. or those registered holders that provided the requested broker or nominee details prior to the distribution date may contact their brokers to request such information.

Q. Will I receive a stock certificate?

A. No, you will not receive a paper certificate for your shares of OPENLiMiT AG. On the effective date of the distribution, COMMERZBANK will electronically distribute the shares of OPENLiMiT AG via Clearstream. For shareholders who own OPENLiMiT, Inc. stock through a broker or nominee, such broker or nominee will credit their shares of our common stock to their brokerage accounts. After the distribution COMMERZBANK will instruct Clearstream to transfer any shares not distributed to OPENLiMiT, Inc. registered shareholders to a nominee trust account established by OPENLiMiT AG.

Q: Will I have to pay taxes on the shares I receive in the distribution?

A: No. OPENLiMiT, Inc. has structured the distribution to conform to the requirements of Section 355(a) of the Internal Revenue Code with the intention that the distribution qualify as a tax-free event. However, since personal circumstances are unique to each shareholder, you should consult your personal tax advisor to determine any specific tax consequences of the distribution to you, including any national, state, local or other tax consequences, in light of your particular investment circumstances.

Q: When is the record date for the distribution?

A: The record date is August 19, 2005. Each shareholder of record will receive one (1) share of OPENLiMiT AG common stock for every five (5) shares of OPENLiMiT, Inc. common stock owned as of the close of business on the record date, unless a shareholder disposes of the right to receive OPENLiMiT AG shares prior to the distribution date.

Q: When is the distribution date?

A: The distribution date is expected to be September 1, 2005.

Q: What do I have to do to participate in the distribution?

A: You do not need to take any action, although you should read the entire information statement carefully. No shareholder approval of the distribution is required or sought. We are not asking for your proxy. You should not send in your OPENLiMiT, Inc. share certificates. You will not be required to pay anything for your new OPENLiMiT AG shares or to surrender any shares of your OPENLiMiT, Inc. common stock.

Q. What if I sell OPENLiMiT, Inc. shares after August 19, 2005 and before September 1, 2005?

A. If you are the owner of OPENLiMiT, Inc. shares as of August 19, 2005, you will be considered the "record owner" and will be entitled to receive one (1) share of OPENLiMiT AG for every five (5) OPENLiMiT, Inc. shares that you own. However, if you sell those shares after August 19, 2005 and before September 1, 2005, you will no longer be entitled to keep the OPENLiMiT AG shares. Since you were considered the "record owner" of the OPENLiMiT, Inc. shares on August 19, 2005, you may still receive these shares. In order to deliver the OPENLiMiT AG shares to their rightful owner, you may receive a "due bill" for those shares. This "due bill", which is often incorporated in the broker's confirmation of sale notice, states that, upon receipt of your OPENLiMiT AG shares, you must deliver them to the broker who conducted the sale so that they can be forwarded to the buyer. Your broker can explain and assist you with the transaction.

Q: Will fractional shares of OPENLiMiT AG common stock be distributed?

A: No. Fractional shares of OPENLiMiT AG common stock will not be distributed. OPENLiMiT, Inc. shareholders entitled to receive fractional shares will instead have their fraction rounded up to receive an additional share of OPENLiMiT AG.

Q: Will shares of OPENLiMiT AG common stock be listed on a stock exchange?

A: Yes. OPENLiMiT AG has applied for listing on the Berlin Stock Exchange under the International Securities Identification Number (ISIN) "CH0022237009" (exchange listed companies in Germany may be searched for using their ISIN or full name). Thereafter, OPENLiMiT will apply to also have its shares listed on the Frankfurt Stock Exchange. Following the distribution, OPENLiMiT AG expects that its shares will begin regular trading on the Berlin Stock Exchange.

Q: Will shares of OPENLiMiT, Inc. common stock continue to trade on the OTCBB following the distribution?

A: Yes. OPENLiMiT, Inc. common stock will continue to be quoted and trade on the OTCBB. However, we cannot provide you with any assurance as to the price at which OPENLiMiT, Inc. shares will trade following the distribution.

Q: Why is OPENLiMiT, Inc. affecting the distribution?

A: OPENLiMiT, Inc. is affecting the distribution for the purpose of spinning off OPENLiMiT AG to establish a public market value for shares of OPENLiMiT AG's common stock in Europe. The decision to list OPENLiMiT AG's common stock was based on OPENLiMiT, Inc.'s belief that enabling OPENLiMiT AG to operate as an independent company will permit us to take better advantage of European market opportunities in electronic signature and encryption software.

Q: What are the risks associated with the ownership of OPENLiMiT AG's common stock?

A: There are a number of risks associated with the ownership of our common stock. The risks are described under "Risk Factors" beginning on page 7. Any of these risks could adversely affect our business prospects, financial condition, operating results and cash flows, which could cause the trading price of our common stock to decline. Please read the description of these risk factors carefully.

Q: What will be the relationship between OPENLiMiT AG and OPENLiMiT, Inc. after the distribution?

A: Following the distribution, OPENLiMiT, Inc. will own no outstanding shares, neither directly nor indirectly, of OPENLiMiT AG common stock and there will be no ongoing business relationship between the two companies.

Q: Where can OPENLiMiT, Inc. shareholders get more information about the distribution?

A: OPENLiMiT, Inc. shareholders with additional questions related to the distribution should contact OPENLiMiT, Inc. at 011 41 41 560 1023 or our representative at 001 801 582 9609.

Summary Financial Data

You should read the following summary of our financial data together with the financial statements and "Management's Discussion of Financial Condition and Results of Operations" included elsewhere in this information statement.

This summary financial information has been derived from our financial statements for the periods ended December 31, 2004, December 31, 2003 and for the six month periods ended June 30, 2005 and June 30, 2004. Our financial statements are presented on a carve-out basis and represent the historical financial condition, results of operations and cash flows of OPENLiMiT AG. Therefore, the historical information included in our financial statements may not indicative of future performance and does not reflect what our financial condition and results of operations would have been had OPENLiMiT AG operated as a stand alone company during the periods presented. We may experience significant changes in our cost structure, capitalization and operations as a result of our separation from OPENLiMiT, Inc.

OPENLiMiT Holding AG

Balance Sheet Data

	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited)	December 31, 2004	December 31, 2003
Current Assets	1,022,793	443,214	820,057	340,062
Rights and Technology	1	1	1	1
Property and Equipment	140,088	287,674	152,358	326,686
Total Assets	1,162,882	730,889	972,416	666,749
Current Liabilities	245,864	6,132,444	9,069,400	4,305,003
Shareholders' Equity (Deficiency)	917,018	(5,401,555)	(8,096,984)	(3,638,254)
Total Liabilities and Equity	1,162,882	730,889	972,416	666,749

Income Statement Data

	Six months ended June 30, 2005 (Unaudited)	Six months ended June 30, 2004 (Unaudited)	Year ended December 31, 2004	Year ended December 31, 2003
Revenue	115,713	473,068	830,082	328,548
Cost of Goods sold	56,404	197,675	367,446	107,681
Gross Profit	59,309	275,393	462,636	220,867
Expenses	1,077,691	2,061,542	4,008,869	3,408,341
Loss from Operations	(1,018,382)	(1,786,149)	(3,546,233)	(3,187,474)
Net Income or (Loss)	8,969,201	(1,783,328)	(4,258,017)	(3,464,687)

Statement of Cash Flow Data

Cash provided by (used in):				
operating activities	(1,358,122)	(1,113,758)	(2,474,125)	(2,345,153)
investing activities	(22,781)	(121,046)	(20,474)	(678,037)
financing activities	1,804,132	1,300,578	2,668,756	3,379,272

RISK FACTORS

You should carefully consider the risks described below as well as the other information contained in this information statement. If any of the following risks occur, our business prospects, financial condition, results of operations or cash flows could be adversely affected, which could cause the trading price of our common stock to decline.

Risks Related to OPENLiMiT AG's Business

IF OPENLIMIT AG CANNOT OPERATE AS A GOING CONCERN, ITS STOCK PRICE WILL DECLINE AND YOU MAY LOSE THE INITIAL VALUE OF THIS DISTRIBUTION.

OPENLiMiT, Inc.'s auditors included an explanatory note in their report on consolidated financial statements for the year ended December 31, 2004, that stated that there are numerous factors which raise substantial doubt about OPENLiMiT, Inc.'s ability to continue as a going concern. OPENLiMiT, Inc.'s consolidated financial statements did not include any adjustments that might result from OPENLiMiT, Inc.'s inability to continue as a going concern. These adjustments could include additional liabilities and the impairment of certain assets. If OPENLiMiT, Inc. had adjusted its financial statements for these uncertainties its operating results and financial condition would have been materially and adversely affected. These historical conditions are directly related to our business since OPENLiMiT AG is OPENLiMiT, Inc.'s sole subsidiary.

In response to these conditions, we intend to raise additional funds through future private placement offerings and believe that increased marketing efforts will increase sales revenue. There can be no assurances, however, that our expectations will be realized. If our expectations are not realized, OPENLiMiT AG's ability to continue as a going concern will come into question and its stock price could decline as a reflection of that doubt.

OPENLIMIT AG WILL NEED ADDITIONAL FINANCING TO FUND ITS SHORT TERM OPERATIONS, FINANCING WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS OR AT ALL, IN WHICH EVENT OPENLIMIT AG'S OPERATIONS MAY BE ADVERSELY AFFECTED.

We will need additional capital to fund our operations. If adequate funds are not available or are not available on acceptable terms, OPENLiMiT AG's ability to continue as a going concern may be in jeopardy.

In connection with further efforts to raise capital or obtain additional financing, OPENLiMiT AG may be obligated to issue additional shares through future private placements of our common stock or warrants or other rights to acquire common stock on terms that may result in dilution to existing shareholders or place restrictions on operations. We may be unsuccessful in obtaining additional equity capital or financing on any terms, in which event our operations or relations with creditors may be adversely affected.

IF OPENLIMIT AG DOES NOT OBTAIN ADDITIONAL CASH TO OPERATE ITS BUSINESS, OPENLIMIT AG MAY NOT BE ABLE TO EXECUTE ITS BUSINESS PLAN AND MAY NOT ACHIEVE PROFITABILITY.

In the event that cash flow from operations is less than anticipated, and we are unable to secure additional funding to cover losses, in order to preserve cash, OPENLiMiT AG would be required to reduce expenditures and effect reductions in our corporate infrastructure. Either action could have a material adverse effect on OPENLiMiT AG's ability to effectively continue operations.

To the extent that operating expenses increase or OPENLiMiT AG needs additional funds to finance its marketing plan, the need for additional funding may be accelerated and there can be no assurances that any such additional funding can be obtained on terms acceptable to OPENLiMiT AG, if at all.

Without the necessary funding for marketing, realization of additional sales will be unlikely. If we are not able to generate sufficient capital from sales to fund our current operations, OPENLiMiT AG may not be able to continue as a going concern. If OPENLiMiT AG is unable to continue as a going concern, it may be forced to significantly reduce or cease its current operations. Any cessation or reduction in operations could significantly reduce the value of our securities that could cause investment losses for our shareholders.

OPENLIMIT AG HAS A HISTORY OF LOSSES AND MAY INCUR LOSSES FOR THE FORESEEABLE FUTURE.

As at June 30, 2005, OPENLiMiT AG had a working capital surplus of $776,929, with an operating loss of $1,018,382 for the current six month period. OPENLiMiT AG has not yet achieved operating profitability and can give no assurances that it will ever achieve or sustain profitability or that historical operating losses will not increase in the future.

OPENLIMIT AG'S BUSINESS IS SUBJECT TO GOVERNMENTAL REGULATIONS.

International, national and local standards set by governmental regulatory authorities set the regulations by which communications are transmitted within and across respective territories. OPENLiMiT AG's electronic security products in Europe are governed by a Directive to facilitate the use of electronic signatures as a means to encourage commerce within the European Union. The Directive does not attempt to harmonize the electronic signature laws of the European Union states but rather leaves the responsibility of affecting the Directive with the individual member states. Further to the Directive many European countries have passed their own electronic signature laws. The individual countries' laws may have an adverse effect on OPENLiMiT AG's business in that they may run contrary to our existing protocols.

Our Direct Sales Strategy is also governed by a European Union Directive that if altered could affect OPENLiMiT AG's ability to market products using its current marketing strategy.

If OPENLiMiT AG falls out of or is out of compliance in material respects with laws, rules, regulations or requirements that affect its business, the lack of compliance could create a legal or financial burden upon OPENLiMiT AG.

RISKS RELATED TO THE FINANCING OF OPENLIMIT AG'S OPERATIONS.

We expect to continue to invest in research and development of our product offerings. We expect to continue to incur significant fixed and other costs associated with customer acquisition and sales. As a result, to achieve operating profitability, OPENLiMiT AG will need to develop its customer base and attain a level of costs for providing products, including the costs of any licensed technology that are compatible with profitability. OPENLiMiT AG cannot assure you that it will be able to generate sufficient revenues or increase its operating efficiencies in this manner. Our success will depend upon OPENLiMiT AG's ability to effectively market and sell existing products, develop and commercialize new products, meet customer demands, respond quickly to changes in the market and control expenses and cash usage. If adequate funds are not available or are not available on acceptable terms, OPENLiMiT AG's ability to develop or enhance products and services or otherwise respond to competitive pressures would be significantly limited.

OPENLIMIT AG CANNOT ASSURE YOU THAT THE ELECTRONIC SIGNATURE AND ENCRYTION MARKETS WILL GROW AT A RATE THAT WILL PERMIT OPENLIMIT AG TO ACHIEVE OPERATING PROFITABILITY.

Growth in demand for electronic signature and encryption software is uncertain. OPENLiMiT AG cannot assure you that it will grow at a rate that will allow it to achieve profitability. It is possible that our electronic signature solutions will never achieve market acceptance to the extent anticipated.

MARKET ACCEPTANCE OF OUR PRODUCTS IS CRITICAL TO OPENLIMIT AG'S GROWTH.

OPENLiMiT AG intends to generate revenue from the design and sale of electronic signature and encryption software. The market acceptance of our products is therefore critical to its growth. We continue to spend time and resources improving existing and developing new products, and on marketing our products. OPENLiMiT AG is making these time and resource expenditures in advance of any prospect of an expanded revenue stream. If our customers do not accept its products and purchase them, then OPENLiMiT AG's revenue, cash flow, operating results and/or stock price would be negatively impacted.

THE COMMERCIAL SUCCESS OF THE ELECTRONIC SIGNATURE AND ENCRYPTION SOFTWARE INDUSTRY DEPENDS ON THE WIDESPREAD MARKET ACCEPTANCE OF THESE PRODUCTS.

The market for electronic signature and encryption software is emerging. OPENLiMiT AG's success will depend on consumer acceptance of electronic signature and encryption software as the well as the success of the commercialization of the electronic signature and encryption software market. At present, it is difficult to assess or predict with any assurance the potential size, timing and viability of market opportunities for our technology in this market. The electronic signature and encryption software market sector is established with competitors with whom we must compete.

OPENLIMIT AG MAY LOSE BUSINESS TO LARGER AND BETTER-FINANCED COMPETITORS.

There is competition within the international market for electronic signature and encryption software. While OPENLiMiT AG's products are distinguished by their unique certification, a number of entities offer electronic signature and encryption software, and new competitors may enter the market in the future. Some of our existing and potential competitors could have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than OPENLiMiT AG does. Although there is no dominant technological or business leader in the field, there are many companies with greater financial resources and more established distribution channels than OPENLiMiT AG.

Some of our competitors may also be able to provide customers with additional benefits at lower overall costs in an effort to increase market share. We cannot be sure that we will be able to match the product offerings of our competitors. These competitors and other companies may form strategic relationships with each other to compete with OPENLiMiT AG. These relationships may take the form of strategic investments, joint-marketing agreements, licenses or other contractual arrangements, which arrangements may increase our competitors' ability to address customer needs with their product and service offerings. There may be consolidation in the market for OPENLiMiT AG's products that could lead to increased price competition and other forms of competition that could cause our business to suffer.

OPENLIMIT AG DEPENDS UPON KEY STRATEGIC PARTNERS THAT ARE KEY TO ITS BUSINESS SUCCESS.

OPENLiMiT AG has strategic OEM relationships that are of key importance to our sales. Should the strategic partnerships dissolve, we would experience a decrease in sales that would affect our revenue and our ability to continue operations.

OPENLIMIT AG'S DEPENDENCE ON SUBCONTRACTORS AND SOLE OR LIMITED SOURCE SUPPLIERS MAY PREVENT IT FROM DELIVERING AN ACCEPTABLE PRODUCT ON A TIMELY BASIS AND COULD RESULT IN DISRUPTION OF ITS OPERATIONS.

OPENLiMiT AG relies on subcontractors to manufacture its electronic signature and encryption software. Our reliance on subcontractors reduces the level of control we have and exposes us to significant risks such as inadequate capacity, late delivery, substandard quality and high costs, all of which could adversely affect OPENLiMiT AG's business.

If a supplier were to become unable to provide product in the volumes needed or at an acceptable price, OPENLiMiT AG would have to identify and qualify acceptable replacements from alternative manufacturing sources. If OPENLiMiT AG was unable to obtain these products in a timely fashion it might not be able to meet demand. OPENLiMiT AG believes that it would be able to find alternative solutions if products were unavailable from any of its current source producers. This would take time and the disruption would adversely affect OPENLiMiT AG's results of operations.

OPENLIMIT AG'S SUCCESS DEPENDS UPON OPENLIMIT AG'S ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.

Our future success will depend substantially on the continued services and performance of our senior management and other key personnel. OPENLiMiT AG has relatively few senior personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on OPENLiMiT AG's business, prospects, financial condition and results of operations. Our success also depends on our ability to identify, attract, hire, train, retain and motivate technical, managerial and sales personnel. Competition for such personnel is intense, and OPENLiMiT AG cannot assure you that it will succeed in attracting and retaining such personnel. OPENLiMiT AG's failure to attract and retain the necessary technical, managerial and sales personnel could have a material adverse effect on its business, prospects, financial condition and results of operations.

Risks Related to OPENLiMiT Inc.'s Business

IF OPENLIMIT, INC. CANNOT OPERATE AS A GOING CONCERN, ITS STOCK PRICE WILL DECLINE AND YOU MAY LOSE YOUR ENTIRE INVESTMENT.

Following the distribution, OPENLiMiT, Inc. will become a "shell company" with no business and no means for generating revenue. If OPENLiMiT, Inc. is unable to cover expenses associated with operations it will not continue as a going concern in which case the stock price will drop, and you may lose your investment.

OPENLiMiT, Inc. may pursue a plan to acquire another business opportunity at some future date. Upon acquiring another business opportunity, the stock value could be positively affected. However, there is a high likelihood that OPENLiMiT, Inc. will not acquire another business opportunity or that any acquired business opportunity will fail to positively affect the value of OPENLiMiT, Inc. stock.

OPENLIMIT, INC. WILL NEED FINANCING TO COVER COSTS, WHICH FINANCING MAY NOT BE AVAILABLE ON FAVORABLE TERMS OR AT ALL, IN WHICH EVENT OPENLIMIT, INC. MAY BE ADVERSELY AFFECTED.

OPENLiMiT, Inc. will need additional capital to cover its costs. If adequate capital is not available or is not available on acceptable terms, OPENLiMiT, Inc.'s ability to operate as a going concern will be in jeopardy. In connection with further efforts to raise capital or financing OPENLiMiT, Inc. may be obligated to issue additional shares through future private placements of common stock or warrants or other rights to acquire common stock on terms that will result in dilution to existing shareholders or place restrictions on operations. OPENLiMiT, Inc. may be unsuccessful in obtaining additional equity capital or financing on any terms, in which event OPENLiMiT, Inc. would be adversely affected.

Risks Related to this Distribution

OPENLIMIT AG IS ENTERING INTO A TAX ALLOCATION AGREEMENT WITH OPENLIMIT, INC. IN CONNECTION WITH THE ALLOTMENT OF TAX RESPONSIBILITIES BEFORE AND AFTER THE DISTRIBUTION.

In connection with the distribution, we and OPENLIMIT, Inc. will enter into a tax allocation agreement whereby we will agree to the allotment of certain tax responsibilities incurred both before and after the distribution. The tax allocation agreement will be entered into in the context of our relationship to OPENLiMiT, Inc. as a subsidiary and our spin-off from OPENLiMiT, Inc. accordingly, the terms and provisions of this agreement may be less favorable to us than terms and provisions we could have obtained in arm's-length negotiations with unaffiliated third parties. This agreement commits us to take actions, observe commitments and accept terms and conditions that are or may be advantageous to OPENLiMiT, Inc. but are or may be disadvantageous to us.

SHOULD THE OPENLIMIT AG SPIN-OFF BE DETERMINED TO BE A TAXABLE TRANSACTION, YOU AND OPENLIMIT, INC. COULD BE SUBJECT TO MATERIAL AMOUNTS OF TAXES.

OPENLiMiT, Inc. and its board of directors have structured the distribution to qualify as a tax-free distribution to its shareholders under Section 355(a) of the Internal Revenue Code of 1986. Should the Internal Revenue Service ("IRS") determine that the distribution does not qualify as a tax free transaction because of its structure, alleged lack of business purpose, or subsequent acquisitions or issuance of fifty percent (50%) or more of our common stock within certain proscribed time frames, you and OPENLiMiT, Inc. could be subject to material amounts of taxes.

WE COULD BE PREVENTED FROM ENGAGING IN STRATEGIC OR CAPITAL RAISING TRANSACTIONS TO ENSURE THAT THE DISTRIBUTION QUALIFIES AS A TAX FREE EVENT.

OPENLiMiT, Inc. could recognize a large taxable gain if the IRS were to assert that the distribution is part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in either OPENLiMiT, Inc. or OPENLiMiT AG. Any cumulative 50% change of ownership in either OPENLiMiT, Inc. or OPENLiMiT AG within a four (4) year period beginning two (2) years before the date of the distribution or spin- off will be presumed under applicable law to be part of such a plan. If this presumption applies, it would need to be rebutted to avoid a large taxable gain. A merger, recapitalization or acquisition, or issuance or redemption of our common stock after the spin-off could, in some circumstances be counted toward the 50% change of ownership threshold. As a result, we may be unable to engage in strategic or capital raising transactions, or to structure potential transactions in the manner most favorable to us.

CERTAIN ADVERSE TAX CONSEQUENCES COULD ARISE BY REASON OF THE DISTRIBUTION.

Our shareholders could recognize a taxable gain if the IRS were to assert that the distribution was without sufficient business purposes to OPENLiMiT AG. This position would have adverse consequences to OPENLiMiT, Inc., which would then have to recognize a taxable capital gain on the difference between the fair market value of the 100% interest in OPENLiMiT AG it is distributing to its shareholders and OPENLiMiT, Inc.'s tax basis in its OPENLiMiT AG stock. Furthermore, if the IRS successfully challenges the tax-free status of the distribution, those OPENLiMiT, Inc. shareholders who receive OPENLiMiT AG stock in the distribution may suffer adverse tax consequences resulting from the characterization of the distribution as a taxable dividend to such shareholders.

OPENLIMIT AG'S STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT THE MARKET PRICE ON THE DISTRIBUTION DATE.

The market price for our common stock may be subject to significant volatility, and the trading volume of OPENLiMiT, Inc. common stock has historically been low. Factors affecting our market price include:
- our perceived prospects;
- negative variances in our operating results, and achievement of key business targets;
- limited trading volume in shares of our common stock in the public market;
- sales or purchases of large blocks of our stock;
- changes in, or our failure to meet, our earnings estimates;
- announcements of new contracts by us or our competitors;
- announcements of legal claims against us;
- market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;
- developments in the financial markets; and
- general economic, political or stock market conditions.

Our stock price may fluctuate in ways unrelated or disproportionate to OPENLiMiT AG's operating performance. General economic, political and stock market conditions may affect the market price of our common stock, which conditions are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

In addition, we cannot assure you that an active market for OPENLiMiT AG's common stock will develop or be sustained after the distribution.

The stock markets in general have recently experienced volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the trading price of our common stock.

OPENLIMIT, INC.'S STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY FOLLOWING THE DISTRIBUTION.

Following the distribution, OPENLiMiT, Inc. will have no significant operations, be characterized as a "shell company" and may experience a significant drop in the value of its stock. OPENLiMiT, Inc. cannot predict the prices at which its common stock may trade after the distribution, and the market price of OPENLiMiT, Inc.'s common stock could be subject to significant fluctuations.

NEITHER OPENLIMIT, INC. NOR OPENLIMIT AG ANTICIPATES DECLARING ANY CASH DIVIDENDS ON THEIR COMMON STOCK.

Outside of this distribution, neither OPENLiMiT, Inc. nor OPENLiMiT AG has ever declared or paid cash dividends on common stock and do not plan to pay any cash dividends in the near future.

OPENLiMiT, Inc.'s and OPENLiMiT AG's current policy is to retain all funds and any earnings for use in the operation and expansion of their respective businesses.

OPENLIMIT, INC.'S STOCK IS QUOTED ON THE OVER-THE-COUNTER BULLETIN BOARD

OPENLiMiT, Inc.'s common stock is quoted on the OTCBB. OPENLiMiT, Inc.'s listing on the OTCBB limits its ability to raise money in an equity financing because most institutional investors do not consider OTCBB stocks for their portfolios. Your ability to trade in OPENLiMiT, Inc.'s stock is limited due to the fact that only a limited number of market makers quote its stock on the OTCBB. Trading volume in OTCBB stocks is historically lower, and stock prices of OTCBB stocks are more volatile, than stocks traded on an exchange or the Nasdaq Stock Market.

OPENLIMIT INC.'S STOCK IS SUBJECT TO THE "PENNY STOCK" RULES, WHICH MAY MAKE IT DIFFICULT FOR YOU TO SELL YOUR SHARES.

OPENLiMiT, Inc.'s common stock is subject to certain rules of the Securities and Exchange Commission relating to so-called "penny stock." Penny stocks are generally defined as any security not listed on a national securities exchange or the Nasdaq Stock Market, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the Securities and Exchange Commission. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. The penny stock rules may make it difficult for you to sell your shares of OPENLiMiT, Inc.'s stock. Due to the rules, there is less trading in penny stocks. Also, many brokers choose not to participate in penny stock transactions. Accordingly, you may not always be able to resell shares of OPENLiMiT, Inc.'s common stock publicly at times and prices that you feel are appropriate.

FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements. These statements relate to future events, future financial performance or projected business results and involve known and unknown risks and uncertainties. Actual results may differ materially from those expressed or implied by these statements. In some cases, you can identify forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "will" or other similar words.

The following list identifies some of the factors tha`t could cause actual results to differ from those expressed or implied from the forward-looking statements:

- the effects of competition;
- acceptance of OPENLiMiT AG's electronic signature and encryption products;
- changes or innovations in technology leaving OPENLiMiT AG's technology obsolete;
- access to capital and credit;
- other factors discussed in this information statement, including those described as the "Risk Factors".

Our forward-looking statements are based on management's beliefs and assumptions extracted from information available to management at the time the statements are made. The management cautions you that assumptions, beliefs, expectations, intentions and projections about future events may, and often do, vary materially from actual results. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements.

THE DISTRIBUTION

Background and Reasons for the Distribution

The European Parliament passed an order in 1999 "to facilitate the use of electronic signatures and to contribute to their legal recognition." This order has become the minimum requirement for the legislation of European Union Member States. The European order defined three types of electronic signatures: simple, advanced and qualified.

The German Signature Laws and Bylaws are particularly stringent and require the implementation of very high technical security standards. Electronic signature application products must meet the standards and protocols of the German Regulatory Authority for Telecommunications and Postal Services (Bundesnetzagentur) in order to become certified. The German government is making major efforts to increase the use of the internet for services traditionally handled face-to-face, including electronic health ID cards, which will be used by all German citizens by 2006. These cards will feature the option of being used for qualified electronic signatures. German law currently dictates that in order for an electronic signature to be equated to a handwritten signature in most circumstances, it must be "qualified."

OPENLiMiT AG's product, OPENLiMiT SignCubes, is the first software of its kind to be certified according to the international standard Common Criteria EAL 3+ and confirmed compliant with the German Signature Laws and By-Laws (SigG and SigV), by the BSI (German Federal Office for Information Security).

OPENLiMiT SignCubes v2.0 is currently under a more stringent evaluation according to Common Criteria EAL 4+ that would further increase its rated accreditation.

On a comparative basis, the market for and legislation of encryption and electronic signature devices in the United States is different from the European model

A listing on the Berlin Stock Exchange will enable OPENLiMiT AG to take advantage of European market conditions with greater recognition of our inherent value where OPENLiMiT AG's electronic signature and encryption technologies are uniquely certified. OPENLiMiT AG will subsequently apply to also have its shares listed on the Frankfurt Stock Exchange.

Although OPENLiMiT, Inc.'s board of directors considered a number of other factors in evaluating the distribution, including the possibility that OPENLiMiT AG may experience disruptions to its business as a result of the distribution, the reaction of OPENLiMiT, Inc.'s shareholders to the distribution and the one-time and on-going costs of the distribution, it concluded that the potential benefits of the separation outweighed these factors, and that separating our business from OPENLiMiT, Inc.'s in the form of a tax-free distribution to OPENLiMiT, Inc. shareholders is appropriate and advisable for OPENLiMiT, Inc. and its shareholders. Since the board of directors of OPENLiMiT, Inc. believes that a tax-free distribution to OPENLiMiT, Inc. shareholders is the most economical means of separating our business from OPENLiMiT, Inc., other means of separating the business were not pursued.

Manner of Affecting the Distribution

Each shareholder of the OPENLiMiT, Inc.'s common stock, as of the close of business on August 19, 2005, will receive one (1) share of OPENLiMiT AG common stock for every five (5) OPENLiMiT, Inc. shares of common stock owned by the shareholder (based on a distribution ratio of .20 of a share of OPENLiMiT AG common stock for each share of OPENLiMiT, Inc.'s common stock), unless the shareholder disposes of the right to receive the OPENLiMiT shares prior to September 1, 2005. If you sell your OPENLiMiT, Inc. shares after August 19, 2005, and prior to September 1, 2005, you will no longer be entitled to the OPENLiMiT AG shares, and you may receive a "due bill" for those shares. This "due bill" will require you to deliver the OPENLiMiT AG shares to the broker who conducted the sale so that the shares can be forwarded to the buyer. Your broker can explain and assist you with the transaction.

Registered Holders

If your OPENLiMiT, Inc. shares are held by you in registered form as of the record date, and you provide broker or nominee information prior to the distribution date, the OPENLiMiT AG common stock to which you are entitled will be distributed to you through your broker or nominee via Clearstream Banking AG, our distribution agent. COMMERZBANK Aktiengesellschaft, our transfer agent, will electronically transfer shares via Clearstream between the records of COMMERZBANK and each registered shareholder's broker or nominee.

Registered holders are requested to provide OPENLiMiT, Inc. with certain information related to each shareholder's broker or nominee to enable the electronic transfer of shares in the distribution date including:

- name of registered shareholder (Last Name, First Name, Date of Birth);
- brokerage account number;
- name and address of broker or nominee; and
- routing number or SWIFT-BIC for the delivery of the OPENLiMiT AG shares.

Registered holders who do not provided delivery instructions prior to the distribution date will have their shares held in trust by OPENLiMiT AG for the benefit of each respective shareholder. Thereafter, upon receipt of delivery instructions, OPENLiMiT AG will electronically transfer shares to each respective shareholder's broker or nominee. OPENLiMiT AG will send a separate letter to all registered holders in advance of the distribution date requesting electronic transfer delivery instructions as described above.

Street Name Holders

If your OPENLiMiT, Inc. shares are held by you in a brokerage account or with a nominee as of the record date, the OPENLiMiT AG shares distributed to you will be credited to the account of your brokerage firm or nominee via Clearstream on instructions received from COMMERZBANK. Your broker or nominee will in turn credit your account.

Following the distribution date, we will send a distribution statement to each registered holder of OPENLiMiT, Inc. shares whose shares are held in trust by OPENLiMiT AG evidencing ownership interest in OPENLiMiT AG common stock. Street name holders of OPENLiMiT, Inc. or those registered holders that provided the requested broker or nominee details prior to the distribution date may contact their brokers to request such information.

No fractional shares will be issued. OPENLiMiT, Inc. shareholders entitled to receive fractional shares of OPENLiMiT AG common stock will instead receive one extra share of common stock.

OPENLiMiT AG will distribute 14,000,000 shares of common stock to its shareholders, which will constitute 100% of the total number of shares of common stock to be outstanding. Each share of our common stock that is distributed will be validly issued, fully paid and non-assessable and free of preemptive rights.

You do not need to do anything to participate in the distribution. OPENLiMiT, Inc. is not asking for your proxy. You should not send in your OPENLiMiT, Inc. share certificates. You will not be required either to pay anything for the new shares or to surrender any shares of OPENLiMiT, Inc. common stock.

Results of the Distribution

Simultaneous to the distribution (contingent upon the acceptance of the listing application), our common stock will be registered pursuant to the rules and regulations of the Berlin Stock Exchange (subsequently, OPENLiMiT AG will also apply for a listing on the Frankfurt Stock Exchange). The number and identity of the holders of OPENLiMiT AG common stock immediately after the distribution will likely be substantially the same as the number and identity of the shareholders of OPENLiMiT, Inc. common stock on the record date. The distribution will not affect the number of outstanding shares of OPENLiMiT, Inc. common stock or the rights of its shareholders.

Listing and Trading of OPENLiMiT AG Common Stock

There is currently no public market for our common stock. We have applied to have our common stock listed on the Berlin Stock Exchange under the International Securities Identification Number (ISIN) "CH0022237009" (exchange listed companies in Germany may be searched for using their ISIN or full name). We anticipate that trading of our common stock will commence on a when-issued basis shortly after the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict what the trading prices for our common stock will be before or after the distribution date. In addition, we cannot predict any change that may occur in the trading price of OPENLiMiT, Inc.'s common stock as a result of the distribution. OPENLiMiT AG will subsequently apply to also have its shares listed on the Frankfurt Stock Exchange.

The shares of our common stock distributed to OPENLiMiT Inc.'s shareholders will be freely transferable except for shares received by persons that may have a special relationship or affiliation with us. Persons that may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us. This may include some or all of our officers and directors. Persons that are our affiliates will be permitted to sell their shares only pursuant to the rules and regulations of the Berlin Stock Exchange.

U.S. Federal Income Tax Consequences of the Distribution

The following discussion summarizes the material United States federal income tax consequences of the distribution. OPENLiMiT AG has not attempted to detail all United States federal income tax consequences of the distribution that may be relevant to you. This summary is based upon current provisions of the United States Internal Revenue Code ("Code"), existing temporary and final treasury regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. The IRS could disagree with the summary of these provisions. We do not intend to obtain a private letter ruling regarding the distribution from the IRS or any other taxing authority.

The discussion below is not intended to provide legal or tax advice to any particular holder of shares of OPENLiMiT AG common stock. The discussion may not apply to particular shareholders who are subject to special treatment under the Code, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations and non-U.S. shareholders. The following discussion does not address the tax consequences to a holder of OPENLiMiT AG common stock that is a non-U.S. person. A non-U.S. person is:

- an alien individual who is not a resident of the United States;
- a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) that is not created or organized under the laws of the United States or of any state;
- an estate that is not subject to United States federal income tax on a net income basis; or
- a trust, the administration of which is not subject to primary supervision of a United States court or with respect to which no United States person has authority to control all substantial decisions.

In the case of a holder that is a partnership (including any entity treated as a partnership for U.S. federal income tax purposes), the determination of whether the non-U.S. person rules apply will depend upon the status of the partner and upon the activities of the partnership.

OPENLiMiT, Inc. is of the opinion that the distribution will qualify as a transaction described in Section 355(a) of the Code. If the distribution were not to qualify as tax-free to OPENLiMiT, Inc. shareholders, each OPENLiMiT, Inc. shareholder who receives our common stock in the distribution would be treated as if such shareholder received a taxable dividend equal to the value of our common stock received in the distribution. If the distribution were not to qualify as tax-free to OPENLiMiT, Inc., a corporate level capital gains tax would be payable by OPENLiMiT, Inc. based upon the difference between the fair market value of the stock distributed and OPENLiMiT, Inc.'s adjusted basis in the stock.

Tax Consequences to OPENLiMiT, Inc. Shareholders

Assuming the distribution qualifies as tax-free under Section 355(a) of the Code:

- no income gain or loss will be recognized by a OPENLiMiT, Inc. shareholder as a result of the distribution;
- the aggregate basis of a shareholder's OPENLiMiT, Inc. common stock and our common stock immediately after the distribution will be the same as the basis of the shareholder's OPENLiMiT, Inc. common stock immediately before the distribution, allocated between our common stock and the OPENLiMiT, Inc. common stock; and
- the holding period of our common stock received by an OPENLiMiT, Inc. shareholder, will include the holding period of the OPENLiMiT, Inc. common stock with respect to which our common stock was distributed.

U.S. Treasury regulations require each OPENLiMiT, Inc. shareholder that receives our stock in the distribution to attach to the shareholder's U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth information as may be appropriate to show the applicability of Section 355(a) of the Internal Revenue Code.

Tax Consequences to OPENLiMiT, Inc. and OPENLiMiT AG

Assuming the distribution qualifies as tax-free under Section 355(a) of the Code:

- no material amount of gain or loss will be recognized by either OPENLiMiT, Inc. or OPENLiMiT AG as a result of the distribution.

THE SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION SET FORTH ABOVE DOES NOT ADDRESS THE U.S. FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO SHAREHOLDERS THAT ARE NOT U.S. HOLDERS AND DOES NOT ADDRESS ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF U.S. HOLDERS THAT ARE SUBJECT TO SPECIAL TREATMENT UNDER THE INTERNAL REVENUE CODE. ALL OPENLIMIT, INC. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS

You should consult your personal tax advisor to determine the specific tax consequences to you of the distribution, including any national, federal, state, local or other tax consequences, in light of your particular investment circumstances.

Distribution Conditions and Terminations

We expect that the distribution will be effective on the distribution date, September 1, 2005, provided that, among other things:

- OPENLiMiT, Inc. has an opinion from Jones Simkins, P.C. that based on certain facts represented to Jones Simkins, P.C. that after the distribution OPENLiMiT, Inc. will remain solvent under Florida Statute Title XXXVI Business Organizations, Chapter 607, Section 06041 - Distributions to Shareholders;
- no order, injunction or decree issued by any court of competent jurisdiction, the Securities and Exchange Commission or other legal restraint or prohibition preventing the consummation of the distribution or any of the transactions related thereto, is in effect; and
- our application for listing our common stock is accepted by the Berlin Stock Exchange.

The fulfillment of the foregoing conditions will not create any obligation on OPENLiMiT, Inc.'s part to effect the distribution, and OPENLiMiT, Inc.'s board of directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. OPENLiMiT, Inc.'s board of directors may also waive any of these conditions.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to OPENLiMiT, Inc. shareholders who will receive shares of OPENLiMiT AG common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither OPENLiMiT, Inc. nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We do not intend to pay cash dividends on our common stock in the foreseeable future. Our board of directors will determine any future dividends in light of:

- applicable legal requirements;
- future earnings and cash flow;
- our financial condition; and
- other factors our board of directors might deem relevant.

CAPITALIZATION

The following table sets forth the pro forma capitalization of OPENLiMiT, Inc. as of June 30, 2005. The distribution will have no effect on the capitalization shown in the table below. You should read the information in this table together with OPENLiMiT, Inc's. pro forma financial statements and the historical financial statements of OPENLiMiT, Inc. and OPENLiMiT AG.

		As of June 30, 2005
Notes payable, affiliated companies, net	$	Nil
Common stock	$	540,907
Additional paid in capital	$	9,983,572
Contributed surplus	$	879,675
Accumulated other comprehensive loss	$	(2,795)
Retained deficit	$	(11,382,180)
TOTAL	$	19,179

SELECTED, UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma financial statements of OPENLiMiT, Inc. presented below consist of the unaudited pro forma balance sheet as of June 30, 2005, and the unaudited pro forma statement of operations for the six months ended June 30, 2005, in addition to the unaudited pro forma statement of operations for the twelve months ended December 31, 2004. The unaudited pro forma financial statements have been prepared to reflect certain adjustments to the historical financial information, which are described in the Notes to Unaudited Pro Forma Financial Statements, to give effect to the spin-off, as if it had been completed on June 30, 2005, for balance sheet purposes and January 1, 2005, and January 1, 2004, for statement of operations purposes. The unaudited pro forma financial statements are derived from the unaudited interim consolidated financial statements of OPENLiMiT, Inc. for the six months ended June 30, 2005, and the audited consolidated financial statements of OPENLiMiT, Inc. for the year ended December 31, 2004, which do not purport to represent our financial position and results of operation had the distribution occurred on January 1, 2004, January 1, 2005, or June 30, 2005, or to project our financial performance for any future period. The unaudited pro forma financial statements should be read in conjunction with "Management's Discussion and Analysis," OPENLiMiT, Inc.'s historical audited financial statements, and the related notes included elsewhere in this information statement.

OPENLIMIT, INC.
(A Development Stage Company)

Pro Forma Interim Balance Sheet
As at June 30, 2005

US Funds

Unaudited

ASSETS	OpenLimit, Inc. (Consolidated) *(Unaudited)*		Pro Forma Adjustments and Eliminating Entries	OpenLimit Holding AG Pro Forma *(Unaudited)*	OpenLimit, Inc Pro Forma *(Unaudited)*
Current					
Cash and cash equivalents	$	565,709	$ -	$ 535,711	29,998
Accounts receivable		46,366	-	46,366	-
Inventory		425,479	-	425,479	-
Prepaid and other receivables		15,237	-	15,237	-
		1,052,791	-	1,022,793	29,998
Rights and Technology		1	-	1	-
Property and Equipment		140,088	-	140,088	-
	$	1,192,880	$ -	$ 1,162,882	29,998
LIABILITIES					
Current					
Accounts payable	$	61,422	$ -	$ 58,103	3,319
Accrued liabilities		55,864	-	48,364	7,500
Deferred revenue		10,586	-	10,586	-
Due to related party		128,811	-	128,811	-
		256,683	-	245,864	10,819
SHAREHOLDERS' EQUITY					
Capital Stock					
Preferred stock					
Authorized: 500,000 with $0.01 par value					
Issued and outstanding: nil					
Common stock					
Authorized: 200,000,000 with $0.01 par value					
Issued and outstanding:		700,000	2,924,188	3,083,281	540,907
Additional paid-in capital		9,983,572	(2,924,188)	(2,924,188)	9,983,572
Contributed Surplus		879,675	-	-	879,675
Accumulated Comprehensive Loss		(423,956)	-	(421,161)	(2,795)
Deficit		(10,203,094)	-	1,179,086	(11,382,180)
		936,197	-	917,018	19,179
	$	1,192,880	$ -	$ 1,162,882	29,998

- See Accompanying Notes -

OPENLIMIT, INC.
(A Development Stage Company)

Pro Forma Interim Statement of Operations
For the Six Months Ended June 30, 2005
US Funds

Unaudited

	OpenLimit, I (Unaudit	Pro Forma Adjustments and Eliminating Entries	OpenLimit Holding AG Pro Forma (Consolidated) (Unaudited)	OpenLimit, Inc Pro Forma (Unaudited)
Revenue	$ 115,713	$ -	$ 115,713	-
Cost of Goods Sold	56,404	-	56,404	-
Gross Profit	59,309	-	59,309	-
General and Administrative Expenses				
Advertising	36,001	-	35,699	302
Consulting and salaries	740,550	-	735,299	5,251
Depreciation	35,051	-	35,051	-
Office and miscellaneous	39,741	-	35,233	4,508
Professional fees	70,189	-	26,484	43,705
Rent	98,207	-	98,207	-
Information technology	217	-	217	-
Travel	111,501	-	111,501	-
	1,131,457	-	1,077,691	53,766
Loss Before the Following	(1,072,148)	-	(1,018,382)	(53,766)
Loss on settlement of debt	(1,034,572)	-	(1,034,572)	-
Gain on forgiveness of debt	-	11,017,554	11,017,554	
Loss on forgiveness of debt	-	(11,017,554)	-	(11,017,554)
Interest income	4,601	-	4,601	-
Loss For The Period	$ (2,102,119)	$ -	$ 8,969,201	(11,071,320)

- See Accompanying Notes -

22

OPENLIMIT, INC.
(A Development Stage Company)

Notes to the Pro Forma Financial Statements

June 30, 2005

US Funds

Unaudited

1   Proposed arrangement and basis of presentation

The accompanying pro forma financial statements have been compiled for purposes of inclusion in the Form 8K filing relating to the spin-off of all OpenLimit Holding AG shares to OpenLimit, Inc. shareholders.

The pro forma interim financial statements should be read in conjunction with the historical financial statements of each entity. The consolidated unaudited interim financial statements of OpenLimit, Inc., the consolidated unaudited interim financial statements of OpenLimit Holding AG and the unaudited interim financial statements of OpenLimit, Inc. as at June 30, 2005 and for the six months then ended were used in the preparation of the pro forma balance sheet as at June 30, 2005 and pro forma statement of operations for the six months ended June 30, 2005.

2   Pro forma assumptions and adjustments

The pro forma interim balance sheet as at June 30, 2005 and statement of operations for the six months ended June 30, 2005 have been compiled assuming that the transaction related to the proposed arrangement occurred on January 1, 2005. The pro forma interim statement of operations is not necessarily indicative of the results of operations that would have been attained had the divestiture taken place as at January 1, 2005, and does not purport to be indicative of the effects that may be expected to occur in the future.

The pro forma consolidated financial statements give effect to the following transactions:

a) A $2,924,188 reclassification from additional paid-in capital to reflect the share capital position of OpenLimit Holding AG.

b) Forgiveness of balance of the intercompany debt, which at June 30, 2005 was $11,017,554, owed by OpenLimit Holding AG to OpenLimit Inc.

OPENLIMIT, INC.
(A Development Stage Company)

Pro Forma Statement of Operations
For the Year Ended December 31, 2004

US Funds

Unaudited

		OpenLimit,		Pro Forma Adjustments and Eliminating Entries		OpenLimit Holding AG Pro Forma (Consolidated) *(Unaudited)*	OpenLimit, Inc Pro Forma *(Unaudited)*
Revenue	$	830,082	$	-	$	830,082	-
Cost of Goods Sold		367,446		-		367,446	-
Gross Profit		462,636		-		462,636	-
General and Administrative Expenses							
Advertising		215,603		-		215,603	-
Transfer agent fees		2,222		-		-	2,222
Consulting and salaries		2,802,083		-		2,792,659	9,424
Depreciation		195,339		-		194,802	537
Office and miscellaneous		221,354		-		221,284	70
Professional fees		231,742		-		96,769	134,973
Rent		167,720		-		167,720	-
Shareholder information		10,250		-		-	10,250
Information technology		144,439		-		144,439	-
Travel		175,593		-		175,593	-
		4,166,345		-		4,008,869	157,476
Loss Before the Following		(3,703,709)		-		(3,546,233)	(157,476)
Loss on settlement of debt		(715,197)		-		(715,197)	-
Gain on forgiveness of debt		-		6,074,600		6,074,600	-
Loss on forgiveness of debt		-		(6,074,600)		-	(6,074,600)
Interest income (expense)		3,195		-		3,413	(218)
Loss For The Year	$	(4,415,711)	$	-	$	1,816,583	(6,232,294)

- See Accompanying Notes -

OPENLIMIT, INC.
(A Development Stage Company)

Notes to the Pro Forma Financial Statements

December 31, 2004

US Funds

Unaudited

1. **Proposed arrangement and basis of presentation**

The accompanying pro forma statement of operations have been compiled for purposes of inclusion in the Form 8K filing relating to the spin-off of all OpenLimit Holding AG shares to OpenLimit, Inc. shareholders.

The pro forma statement of operations should be read in conjunction with the historical financial statements of each entity. The audited consolidated financial statements of OpenLimit, Inc., the consolidated financial statements of OpenLimit Holding AG, and the unaudited financial statements of OpenLimit, Inc. for the year ended December 31, 2004 were used in the preparation of this pro forma statement of operations.

2. **Pro forma assumptions and adjustments**

The pro forma statement of operations for the year ended December 31, 2004 has been compiled assuming that the transaction related to the proposed arrangement occurred on January 1, 2004. The pro forma statement of operations is not necessarily indicative of the results of operations that would have been attained had the divestiture taken place as at January 1, 2004 and does not purport to be indicative of the effects that may be expected to occur in the future.

The pro forma statement of operations gives effect to the following transaction:

- Forgiveness of balance of the intercompany debt, which at December 31, 2004 was $6,074,600, owed by OpenLimit Holding AG to OpenLimit, Inc.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this information statement. Our fiscal year end is December 31.

After the distribution, we will continue operations in much the same fashion as we have as a subsidiary of OPENLiMiT, Inc. Our short term strategy is to realize net cash flow from operations, expand marketing efforts in Europe and to continue research and development efforts. The realization of net cash flows in the near term will require a significant increase in our revenues and a decrease in expenses. Accordingly, we intend to focus on the completion of existing and pending projects and reducing administrative costs. OPENLiMiT AG believes that it can successfully position itself by expanding the network of integration projects and thus selling opportunities by maintaining business development support for its selling partners. OPENLiMiT AG believes that it can reduce administrative costs since research and development costs have peaked with the introduction of its products to market. Once OPENLiMiT AG has achieved positive net cash flow from operations and improved its position in Europe its longer term strategy is to expand marketing efforts beyond Europe.

Historically, however, OPENLiMiT AG has not been able to generate sufficient cash flow to sustain operations and fund necessary research and development. Therefore, there can be no assurance that our OEM or Direct Sales Strategy or any other sources of revenue will provide sufficient cash flows in the near term to sustain operations. Should OPENLiMiT AG be unable to generate sufficient cash flow from the sale of its products to sustain its business it will seek financing through alternative sources such as the sale of its common stock. OPENLiMiT AG can provide no assurance that such efforts, if necessary, would be successful.

OPENLiMiT AG's business development strategy is prone to significant risks and uncertainties that can have an immediate impact on efforts to realize net cash flow and deter future prospects of revenue growth. OPENLiMiT AG's financial condition and results of operations depend primarily on revenue generated from the sale of its products and its ability to reduce administrative expenses. OPENLiMiT AG has a limited history of generating revenue that cannot be viewed as an indication of continued growth and a historical record of incurring losses. Should OPENLiMiT AG be unable to consistently generate revenue and reduce or stabilize expenses to the point where it can realize net cash flow, such failure will have an immediate impact on the its ability to continue its business operations.

Results of Operations

During the period through June 30, 2005, OPENLiMiT AG has been engaged in the development and marketing of its products from locations in Switzerland and Germany. OPENLiMiT AG expects that over the next twelve months it will continue to market its products. The following Results of Operations are based on the interim and annual financial statements prepared under US GAAP.

As of June 30, 2005, OPENLiMiT AG has incurred a net loss from operations as a result of administrative costs including research and development. OPENLiMiT AG believes that the immediate key to its ability to realize a net profit from operations is to increase revenues in combination with reducing general and administrative expenses. Should OPENLiMiT AG be unable to realize this combination of increased revenue and decreased administrative expenses it will most likely continue to operate at a loss in future periods.

***SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2004 AND 2003 (AUDITED)***

Gross Revenue

Revenues for the six months ended June 30, 2005 were $115,713 as compared to $473,068 for the six
month period ended June 30, 2004, a decrease of 76%. The decrease in revenue over the comparative six
month periods is attributable to a decrease in sales of the OPENLiMiT package as we focus on our OEM
marketing strategy. OPENLiMiT AG does not believe that the decrease in revenues over the comparable
six month period is indicative of further decreases in revenue. Rather, OPENLiMiT AG believes that
revenue will increase in future periods as OPENLiMiT develops its current OEM revenue.

Revenue for the twelve month period ended December 31, 2004 increased to $830,082 from $328,548 for
the comparable period ended December 31, 2003, an increase of 153%. The increase in revenue over the
comparative twelve month periods has been attributed to the steady growth of our network of Sales
Representatives, sales of the OPENLiMiT products and the first successful implementation of some of
our OEM projects.

Net Income (Net Operating Losses)

Net income for the six month period ended June 30, 2005 was $8,969,201 as compared to a net loss of
$1,783,328 for the six month period ended June 30, 2004. The transition from net losses to net income in
the current period is solely attributable to extraordinary income realized as the result of a forgiveness of
debt approved by OPENLiMiT, Inc. in the amount of $11,017,554, which debt was incurred from loans
made to OPENLiMiT AG since 2003. Except for this extraordinary transaction, OPENLiMiT AG realized
a net operating loss as of June 30, 2004, which operating losses are expected to continue over the next six
months until such time as revenues can be increased and expenses decreased.

Nonetheless, net operating losses did decrease over the comparative six month periods. Net operating
losses for the six month period ended June 30, 2005 decreased to $1,018,382, from $1,786,149 for the six
month period ended June 30, 2004, a decrease of 43%. The decrease in net operating losses over the
comparative six month periods can be attributed to a decrease in general and administrative expenses and
information technology costs. OPENLiMiT AG expects that general and administrative expenses will
decrease in future annual periods.

Net losses for the twelve month period ended December 31, 2004 increased to $4,258,017 from
$3,464,687 for the comparable period ended December 31, 2003, an increase of 23%. The increase in net
losses over the comparative twelve month periods can be attributed to the increase in general and
administrative expenses and an increase in the cost of goods sold attendant to the increase in revenue.

Expenses

Selling, general and administrative expenses for the six months ended June 30, 2005 decreased to
$1,077,691 from $2,061,542 for the six month period ended June 30, 2004, a decrease of 48%. The
decrease in selling, general and administrative expenses over the comparative six month periods is
primarily the result of decreased advertising costs, consulting fees and salaries, office and miscellaneous
expenses, and professional fees, related to OPENLiMiT AG streamlining business operations and its
focus on an OEM marketing strategy. OPENLiMiT AG expects that selling, general and administrative
expenses will continue to decline.

General and administrative expenses for the twelve month period ended December 31, 2004 increased to $4,008,869 from $3,408,341 for the comparable twelve month period ended December 31, 2003, an increase of 18%. The increase in selling, general and administrative expenses over the comparative twelve month periods is the result of an increase in consulting expenses, salaries, and professional expenses in addition to increases in advertising, travel, depreciation, information technology and rent.

Cost of Goods Sold

Cost of goods sold for the six months ended June 30, 2005 was $56,404 as compared to $197,675 for the six month period ended June 30, 2004, a decrease of 71%. OPENLiMiT AG expects that the cost of goods sold will fluctuate in relation to increases or decreases in revenue over the next six months.

Cost of goods sold for the twelve month period ended December 31, 2004 increased to $376,446 from $107,681 for the twelve month period ended December 31, 2003, an increase of 250% consistent with the increase in revenues over the comparative periods.

Depreciation

Depreciation expenses for the six months ended June 30, 2005 and June 30, 2004 were $35,051 and $160,058 respectively.

Depreciation expenses for the annual periods ended December 31, 2004, and December 31, 2003 were $194,802 and $83,594 respectively. The increases in depreciation expenses can be attributed to the addition of office equipment and computer hardware.

INCOME TAX EXPENSE (BENEFIT)

OPENLiMiT AG recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets related to the net operating loss carry forwards of OPENLiMiT AG will offset the deferred tax liability associated with any net earnings. A valuation allowance has been recorded for the remaining amount of net the deferred tax asset due to the uncertainty surrounding its ultimate realization.

IMPACT OF INFLATION

OPENLiMiT AG believes that inflation has had a negligible effect on operations over the past three years. OPENLiMiT AG believes that it can offset inflationary increases in operating costs by increasing revenue and improving operating efficiencies.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow used in operations was $1,358,122 for the six months ended June 30, 2005, as compared to cash flow used in operations of $1,113,758 for the six months ended June 30, 2004, an increase of 22%. OPENLiMiT AG expects that cash flows used in operations will decrease as anticipated revenues increase and net losses decrease over future periods.

Cash flow used in operations for the twelve month period ended December 31, 2004 increased to $2,474,125 as compared to cash flow used in operations of $2,345,153 for the twelve month period ended December 31, 2003. The increase in cash flows used in operating activities is attributable to the increase in net losses over the period due primarily to the increase in general and administrative expenses.

Cash flow produced from financing activities increased to $1,804,132 for the six months ended June 30, 2005, as compared to cash flow produced from financing activities of $1,300,578 for the six months ended June 30, 2004. The cash flows produced from financing activities were the result of loans from OPENLiMiT, Inc. OPENLiMiT AG expects that cash flows produced from financing activities may increase in future periods dependent on cash flow from operations.

Cash flow produced from financing activities for the twelve month period ended December 31, 2004 decreased to $2,668,756 as compared to cash flow produced from financing activities of $3,379,272 for the twelve month period ended December 31, 2003. The cash flows produced from financing activities were the result of loans from OPENLiMiT, Inc. over the comparative periods

Cash flows used in investing activities decreased to $22,781 for the six months ended June 30, 2005 as compared to cash flow used in investing activities of $121,046 for the six months ended June 30, 2004. Cash flows used in investing activities were primarily spent on the acquisition of software that compliments the OPENLiMiT package. OPENLiMiT AG expects that cash flows used in investing activities may increase in future periods to support the expansion of operations.

Cash flow used in investing activities for the twelve month period ended December 31, 2004 decreased to $20,474 as compared to $678,037 for the twelve month period ended December 31, 2003. Cash flows used in investing activities were primarily spent on the acquisition of property and equipment.

OPENLiMiT AG has no current plans for the purchase or sale of any plant or equipment, outside of normal items to be utilized by office personnel.

OPENLiMiT AG has no current plans to make any significant changes in the number of employees.

OPENLiMiT AG had a working capital surplus of $776,929 as of June 30, 2005 and has funded its cash needs since inception from a series of debt and equity transactions. OPENLiMiT AG will require additional debt or equity transactions to satisfy cash needs over the next twelve months.

CRITICAL ACCOUNTING POLICIES

In Note 2 to the consolidated financial statements attached as Exhibit A, OPENLiMiT AG discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. OPENLiMiT AG believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, OPENLiMiT AG evaluates estimates. OPENLiMiT AG bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

With respect to revenue recognition, we applied the following critical accounting policies in the preparation of OPENLiMiT AG's financial statements.

REVENUE RECOGNITION

OPENLiMiT AG generates revenue through the sale of its products whether to Sales Representatives (wholesale distributors) or to individual consumers. OEM revenues have been realized as the result of the successful implementation of various OEM projects. Revenues are recognized only when persuasive evidence for a sales arrangement exists; delivery of the product has occurred; the product fee is fixed or determinable; and collection of the fee is reasonably assured. Revenue derived from the sale of services is initially recorded as deferred revenue on the balance sheet. The amount is recognized as income over the term of the contract.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.*" FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. OPENLiMiT AG, through OPENLiMiT, Inc., adopted the provisions of FIN 46, as required, on July 1, 2003 with no material impact on its financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (*"DIG"*) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. OPENLiMiT AG, through OPENLiMiT, Inc., adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. OPENLiMiT AG, through OPENLiMiT, Inc., adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on OPENLiMiT AG's results of operations or financial position.

In November 2004, the FASB also issued SFAS No.151, *Inventory Costs, an amendment of ARB No.43, Chapter 4"* which will become effective for OPENLiMiT AG, through OPENLiMiT, Inc., beginning January 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The adoption of this standard is not expected to have a material effect on OPENLiMiT AG's results of operations or financial position.

BUSINESS

Overview

OPENLiMiT AG is a technology and marketing company. The focus of the products and product development is the application of electronic signatures and encryption, increasing the security, provability and efficiency of electronic business transactions, workflow, communication processes and data.

OPENLiMiT AG has developed the first electronic signature application software of its kind, certified by the BSI (German Federal Office for Information Security) according to the international standard Common Criteria EAL 3+ and confirmed according to the German Electronic Signature Laws and By-Laws (SigG and SigV). OPENLiMiT AG intends to pursue its global strategy and vision that every internet and intranet user world-wide comes into contact with the OPENLiMiT SignCubes products, on or offline.

The new IT-security field of electronic signature applications benefits from legislative developments, pressures in the private and public sector to reduce costs by reducing the interruption in the electronic workflow and streamlining electronic processes, and an increased public awareness of the perils associated with data manipulation, phishing, and identity theft. These developments have recently led to great interest in the OPENLiMiT SignCubes products.

OPENLiMiT AG manages its international operations from its headquarters in Switzerland, the ideal location for the worldwide distribution of IT-security products. The OPENLiMiT SignCubes products are marketed utilizing a multi-channel distribution strategy of OEM-Partners and Independent Representatives.

As of the present, OPENLiMiT AG has several important OEM-Partners in Europe and the United States and a growing number of active Independent Representatives in its Direct Sales division. OPENLiMiT AG continues to build on its two-channel strategy and expects to expand into other European Member States later this year.

Current Organizational Structure

The following diagram depicts key elements of the current corporate organizational structure of OPENLiMiT AG.


OPENLiMiT – The Company
Open Limit
OPENLiMiT Holding AG
Baar, Switzerland
OPENLiMiT
Tower AG
Baar, Switzerland
OPENLiMiT
Services AG
Baar, Switzerland
OPENLiMiT
SignCubes AG
Baar, Switzerland
OPENLiMiT
SignCubes GmbH
Berlin, Germany

OPENLiMiT SignCubes AG is OPENLiMiT Holding AG's management and consulting arm that holds the rights to the OPENLiMiT SignCubes software and enters into OEM-contracts in EMEA (Europe, Middle East and Africa). OPENLiMiT SignCubes GmbH is responsible for the continuing research and development of OPENLiMiT technology. OPENLiMiT Services AG engages in marketing activities in the Americas (North and South America). OPENLiMiT Tower AG engages in marketing activities in APAC (Asia and Pacific).

Products

OPENLiMiT Package

The OPENLiMiT Package is an ideal out-of-the-box solution for the application of electronic signature and encryption for the home and home-based business user. It comes with:

- OPENLiMiT Card: a smartcard featuring a cryptographic chip, containing your electronic signature (i.e., your private key);

- OPENLiMiT SignCubes Software: makes electronic processes provable and secure;

- ELO*office* Light: a powerful document management software, allowing the archival of up to 250 documents;

- Adobe OPENLiMiT SignCubes electronic signature module: permits the signing of Adobe PDF forms that have been authorized by the originator; and a

- OPENLiMiT Card Reader or Card Reader with pinpad: a card reader that allows you to use your OPENLiMiT® Card on any PC via USB or serial interface.

The OPENLiMiT Package is an affordable tool to enable legally valid electronic communications, usage of existing e-Government solutions (depending on the country, such as, electronic tax filings, communication with courts etc.) and protection of confidential data or emails.

OPENLiMiT Business

OPENLiMiT Business adds powerful tools to the OPENLiMiT SignCubes cornerstone software. It is targeted at small businesses up to 10 employees and may therefore be purchased as a single license or up to a ten user license bundle. It is available in different configurations. The full version contains the following elements:

- OPENLiMiT Card: a smartcard featuring a cryptographic chip, containing your electronic signature (i.e., your private key);

- OPENLiMiT SignCubes Software: makes electronic processes provable and secure;

- OPENLiMiT Batch Processor: a powerful tool permitting the batch processing of electronic signatures, utilized, for example, to batch process electronic invoices with the electronic signature, as may be required by law;

- ELO*office*: a powerful document management software, allowing the set-up of up to 4 archives consisting of 100,000 documents each;

- Adobe OPENLiMiT SignCubes electronic signature module: permits the signing of Adobe PDF forms that have been authorized by the originator; and a

- Card Reader with pinpad: a card reader that allows you to use your OPENLiMiT Card on any PC via USB or serial interface.

OPENLiMiT CA

OPENLiMiT AG has introduced a Certification Authority Server. The OPENLiMiT CA generates advanced certificates and may be implemented by any closed user group. Certificates for electronically signing files and emails, encrypting data and emails and certificates used for smartcard login are generated. The card personalization tool, allows the administrator to write the unique certificates to a smartcard. Additional administrative tools are also offered.

OPENLiMiT Transaction Module

OPENLiMiT AG has also developed a web-based transaction module. An online shopping portal can implement the OPENLiMiT Transaction Module, which enables the purchaser to electronically sign an online order, providing legal proof of purchase for both the vendor and customer. The module automatically verifies the signature online with the issuing trust center, providing the security that the purchaser is indeed who they claim they are. This minimizes the fraud potential of online purchases where a credit card holder could claim that their credit card information was stolen and used for the purchase fraudulently.

OPENLiMiT SignCubes Modules

- The Viewer serves as a secure display unit for documents before signing.

- The Workflow unites the most important tasks in an easy to use interface.

- The SEM manages the most important security features, such as smart card access and signature verification.

- The CSP enables the signing of e-mails in Microsoft Outlook or Microsoft Outlook Express.

- The Shell Extension provides easy access to signature and encryption functions from a Windows Explorer context menu.

- The Web Components offer smart card based login and signature functions on the web.

- The OPENLiMiT Batch Signature enables the user to quickly sign a stack of files in one go.

- The OPENLiMiT Batch Processor allows automatic processing of documents. Here, the user can choose to convert documents to TIFF files, to print them and to e-mail them.

- The Adobe OPENLiMiT SignCubes electronic signature module enables signature creation and verification directly in Adobe Reader and Adobe Acrobat.

Electronic Signature and Encryption

Electronic security is obtained through a process known as encryption. The sender's software will encrypt the document with a random key through a 3DES procedure. The random key is then encrypted with the recipient's public key (one of the keys making up a qualified electronic signature). This way, only intended recipients may decrypt a document.

Electronic encryption requires a technical infrastructure in the form of Public/Private Keys stored on a smartcard, a card reader and software. The software is known as Public Key Encryption (PKE), a system that uses two keys, a Private Key, used only by one individual (protected by a PIN code) and remains "private" on the smartcard, and a Public Key, which may be sent via email or downloaded and verified in the central directory of the issuing certificate authority. Senders or receivers of encrypted data can determine whether any given person has been issued the appropriate Public Key to match any electronically signed document or encrypted data, by communicating with a trusted third party, known as a "certificate authority". The certificate authority is able to verify whether an individual is the owner of a specific Public Key. Each electronic signature contains the signer's name, an associated certificate serial number and the name of the certificate authority used to verify the identification. Every time a digitally encrypted message is sent, the sender uses the Public Key of the recipient to encrypt the message. Additionally, the sender may choose to electronically sign the message, which proves authenticity and validates the sender's identity. The recipient of the message can verify the author's Public Key and then uses his/ her Private Key to decrypt the message. Electronic signatures and the encryption of data can be used anywhere, but for the system to work authentication of any given identity is necessary.

Before obtaining a Public Key and a Private Key, individuals must first complete an application form to prove their identity. The form is then sent to a certificate authority for processing. Should the certificate authority approve the application form, a unique Public Key and Private Key pair is generated. The Public Key identification is made available to any party on request through the certificate authority's directory. The Private Key remains is securely stored on the individual's smartcard.

Each OPENLiMiT Card holder obtains a Public and a Private Key by email from T-Telesec Trust Center, a division of T-Systems International GmbH, OPENLiMiT's third party certificate service provider. Before personalizing their OPENLiMiT Card, the cardholder must install the OPENLiMiT Card Reader on the USB or serial port of their computer. Upon receipt of the email, the OPENLiMiT Card holder personalizes their OPENLiMiT Card with the unique Public and Private Keys issued by the trust Center, securing them with a PIN. The cardholder confirms the personalization of their OPENLiMiT Card electronically and the electronic signature is activated.

Original Equipment Manufacturer (OEM) Sales

Revenue is derived from the sale of OPENLiMiT AG's OEM products**.** OEM Partners market software solutions, targeting mainly businesses and the public sector. The modular software may be integrated in existing IT-Infrastructures or modules are licensed for the integration in stand-alone software solutions for third party sellers. OPENLiMiT AG's software, the OPENLiMiT SignCubes Software, has been certified according to Common Criteria EAL 3+ and German Electronic Signature Laws and By-Laws by the German Federal Office for Information Security.

This certification has given OPENLiMiT AG a strong competitive advantage and has led to great interests in its products. As a result, several leading IT-companies based in Europe have become OEM-partners of OPENLiMiT AG to meet the augmented demand of electronic signature solutions, driven by legislative developments and security concerns. OEM-Partners are chosen based on their market potential. The OEM-Partners market the integrated products or the OPENLiMiT SignCubes stand-alone products or modules through their available distribution channels, including online webshops, retail stores or IT-projects, requiring the integration of electronic signature components.

OEM-Partners receive a volume discount on suggested retail prices of products and modules. Large scale projects are priced individually. Because OPENLiMiT AG has been able to amass experience and technical know-how, it also provides many services to its OEM-Partners in the form of certification facilitation, integration and the on-going development of modules based on market demand.

Direct Sales Strategy

OPENLiMiT also markets its product via a direct sales strategy. The direct sales strategy is focused on marketing the OPENLiMiT products to individuals and small and medium-sized companies.

Government Regulation

OPENLiMiT AG's internet security products are governed by Directive 1999/93/EC of the European Parliament and of the Council of December 13, 1999 on a Community Framework for Electronic Signatures. The stated aim of this Directive is to facilitate the use of electronic signatures as a means to encourage commerce within the European Union. Directive 1999/93/EC does not however attempt to harmonize the electronic signature laws of the European Union states but rather leaves the responsibility of effecting Directive 1999/93/EC with the individual member states. Further to Directive 1999/93/EC, most European Union Countries have passed Electronic Signature Laws. Austria's Electronic Signature Act came into force on January 1, 2000, making it the first EU-Member Country to implement the Directive. Germany passed the Signature Act in May of 2001, which provides that electronic signatures are the legal equivalent of conventional hand written signatures. Switzerland, although not a part of the EU, passed their Signature Act based on the EU-Directive on January 1, 2005.

OPENLiMiT AG's Direct Sales Strategy is governed by Council Directive of December 20, 1985 85/577/EEC which provides for the protection of consumers in situations where contracts are negotiated away from business premises. The implementation of Directive 85/577/ECC is left to European member states on a national basis. Direct sales are considered in Switzerland through consumer oriented legislation. Chief among this legislation is that governing door to door sales (Reisendengewerbegesetz) and lottery sales (Lotterien und die gewerbsmaessigen Wetten, July 8, 1924 und Verordnungen).

OPENLiMiT AG believes it is in compliance in all material respects with all laws, rules, regulations and requirements that affect its business. Further, OPENLiMiT AG believes that compliance with such laws, rules, regulations and requirements does not impose a material impediment on its ability to conduct business.

Competition

The European direct sales market is fragmented and very competitive. OPENLiMiT AG competes for potential purchasers of its products and for independent sales associates with competitors such as retail outlets, distributors, e-commerce points of sale, and other direct sales organizations. Many of these competitive businesses are significantly larger than OPENLiMiT AG with substantially greater resources and operating histories. Nonetheless, OPENLiMiT AG does not believe that it has a direct competitor offering products similar to those offered by OPENLiMiT AG and that the progressive implementation of its OEM and Direct Sales marketing program will enable future success. However, OPENLiMiT AG can offer no assurance that it will be successful in competing with existing and emerging direct sales organizations or that its technological advancements in connection with internet security will remain at the forefront of secured transactions over the internet.

OPENLiMiT AG believes that it has certain distinctive competitive advantages over all or many of its competitors that have enabled it to build its business. Key to OPENLiMiT AG's competitiveness is its reliance on the proprietary technology incorporated into the OPENLiMiT package and others. The certification of the OPENLiMiT SignCubes Software according to EAL 3+ is another competitive advantage that has resulted in the attraction of leading IT-Companies wishing to secure their role in the electronic signature market.

Personnel can have a significant impact on the competitive nature of any business. OPENLiMiT AG employs a dedicated staff of professionals with substantial expertise in technology development and marketing on an international basis. The commitment of these individuals to excellence in product development, quality assurance and marketing in concert with hands on customer service provides OPENLiMiT AG with a competitive advantage over less professional organizations involved in product development and marketing.

While focusing on developing its stated competitive advantages, OPENLiMiT AG is also considering the expansion of its product offerings into new markets. OPENLiMiT AG is currently involved in developing and marketing its products in three countries and expects to expand that number with expansion into other countries within the European Union, the United States and Asia.

Employees

OPENLiMiT AG currently has 22 full time employees. Management expects to continue to use consultants, attorneys, and accountants as necessary, to complement services rendered by its employees.

Reports to Security Holders

After the distribution OPENLiMiT AG intends to furnish the holders of our common stock with annual reports containing financial statements audited by an independent public accounting firm. We also intend to furnish other reports as we may determine or as required by law.

The public may also read and copy any materials that are filed by OPENLiMiT, Inc. with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The statements and forms filed by OPENLiMiT, Inc. have been filed electronically and are available for viewing or copy on the Security and Exchange Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The Internet address for this site can be found at www.sec.gov.

Description of Property

OPENLiMiT AG currently maintains its offices at Zugerstrasse 76B, Baar Switzerland CH 6341. The office space is comprised of 2,554 square feet for which OPENLiMiT AG pays the equivalent of $ 4,447 on a monthly basis. The office lease is due to expire in 2005, but can be renewed. OPENLiMiT AG also maintains two offices at Saarbrueckerstrasse 36a D 10405 Berlin, Germany. The German office space totals 5932 square feet for which OPENLiMiT AG pays the equivalent of approximately $9,000 on a monthly basis. The office lease is due to expire in 2008. OPENLiMiT AG does not believe that it will need to obtain additional office space at any time in the foreseeable future.

Legal Proceedings

OPENLiMiT AG is currently not a party to any legal proceedings.

Submission of Matters to a Vote of Security Holders

None.

MANAGEMENT

Directors and Executive Officers

OPENLiMiT AG's board, following the distribution, will be comprised of a minimum of three directors. Our current directors and executive officers will likely hold the same positions with OPENLiMiT AG post-distribution as they do now. The table below provides information regarding the persons who currently serve as OPENLiMiT AG's directors or executive officers.

Name	*Age*	*Position(s) and Office(s)*
Henry Dattler	59	Chief Executive Officer and Chairman of the Board of Directors
Marc Gurov	31	Chief Financial Officer and Director
Reinhard Stueber	52	Director

Henry Dattler was appointed as a director of OPENLiMiT, Inc. on April 25, 2003 and subsequently appointed as OPENLiMiT, Inc.'s chief executive officer. Mr. Dattler worked for over 30 years as an entrepreneur in the field of International Business. Over the last five years, Mr. Dattler has served and continues to serve as the chairman and chief executive officer of the OPENLiMiT SignCubes AG, Baar, Switzerland. OPENLiMiT SignCubes AG is a management and consulting company involved in IT-technology and IT-security. Mr. Dattler serves as the chairman of the board of directors and chief executive officer of OPENLiMiT, Inc., OPENLiMiT AG and its subsidiaries.

Marc Gurov was appointed as a director of OPENLiMiT, Inc. and its chief financial officer on March 5, 2004. He also serves as the chief financial officer and a director of OPENLiMiT AG. Mr. Gurov completed his Abitur in Berlin, Germany and then studied International Business at Florida Atlantic University, Boca Raton, FL, U.S.A., graduating with a B.S. degree. Mr. Gurov has successfully worked for 12 years as an entrepreneur, representing various companies in the direct sales industry as an independent representative. Since January 2003, Mr. Gurov has provided consulting services in the area of direct sales to OPENLiMiT and also assumed a full-time position as the Director of the OPENLiMiT Access Marketing AG in September 2003.

Reinhard Stueber was appointed as a director of OPENLiMiT, Inc. on October 9, 2004. He also serves as a director of OPENLiMiT AG. Mr. Stueber obtained an engineering degree (Dip.Ing.) in water technologies from the Academy of Water Technologies in Magdeburg, Germany in 1973 and has worked as an engineer for several German firms. Mr. Stueber worked as the manager of the software department for UVE GmbH from 1993 until 2001 and has also worked for one of OPENLiMiT AG's subsidiaries, OPENLiMiT SignCubes AG since 2001.

Board Committees

The board of directors has not yet established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, OPENLiMiT AG would be required to establish an audit committee.

The board of directors has not yet established a compensation committee.

Board Compensation

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. OPENLiMiT AG does believe that it will adopt a provision for compensating directors in the future, but no compensation plan has yet been devised.

Executive Compensation

Except as set forth below, no compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of OPENLiMiT AG during the years 2004, 2003, and 2002. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by OPENLiMiT, Inc.'s current and past officers.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Henry Dattler	2004	0	-	348,600(i)	-	-	-	-
Chief Executive	2003	0	-	124,210(i)	-	-	-	-
Officer and Director	2002	0	-	-	-	-	-	-
Marc Gurov	2004	119,520	-	-	-	-	-	-
Chief Financial	2003	0	-	-	-	-	-	-
Officer and Director	2002	0	-	-	-	-	-	-

(i) Consulting and management fees paid to a company controlled by Henry Dattler and Josef Mettler, a former officer and director of OPENLiMiT AG.

Executive Compensation Following the Distribution

Management expects that executive compensation will remain consistent with that which was paid prior to the distribution.

Interest of Certain Persons in or Opposition to Matters to be Acted Upon

Henry Dattler, OPENLiMiT, Inc.'s chairman of the board of directors and chief executive officer also serves as our chairman. Marc Gurov, a director and the chief financial officer of OPENLiMiT, Inc., also serves as a director and officer of OPENLiMiT AG. Reinhard Stueber is a director of both OPENLiMiT, Inc. and OPENLiMiT AG.

Henry Dattler currently beneficially owns 10,081,618 shares or 14.4 % of OPENLiMiT, Inc. in addition to 5,163,236 share warrants with a purchase price of $0.40 due to expire in May 2007. Upon completion of the distribution, Mr. Dattler will be the beneficial owner of 14.4% of the outstanding common stock of OPENLiMiT AG. Marc Gurov currently beneficially owns 650,000 shares or 0.93% of OPENLiMiT, Inc. Upon completion of the distribution Mr. Gurov will be the beneficial owner of 0.93% of OPENLiMiT AG. Mr. Stuebber currently beneficially owns 165,845 or 0.24% of OPENLiMiT, Inc. Upon completion of the distribution Mr. Stuebber will be the beneficial owner of 0.24% of OPENLiMiT AG.

Henry Dattler received 7,500,000 shares of OPENLiMiT, Inc.'s common stock on April 23, 2003 in exchange for his shares in OPENLiMiT AG as part of a stock exchange agreement. Marc Gurov, received 650,000 shares of OPENLiMiT, Inc.'s common stock in exchange for his shares in OPENLiMiT AG. Reinhard Stueber, received 450,000 shares of OPENLiMiT, Inc.'s common stock in exchange for his shares in OPENLiMiT AG.

RELATIONSHIPS BETWEEN OPENLiMiT AG AND OPENLiMiT, INC.

We were incorporated on June 15, 2001 Lübeck AG, which name was changed on August 27, 2002 to OPENLiMiT Holding AG, a developer of electronic signature and encryption software. On April 23, 2003 we were acquired by OPENLiMiT, Inc. (formerly "Jure Holdings, Inc.") as a wholly owned subsidiary in a transaction structured as a tax free stock exchange. Since acquisition we have completed the development of technology designed for electronic signature and encryption applications. We are now in the process of expanding the commercialization of this technology.

Historical Relationship with OPENLiMiT, Inc.

We have been a subsidiary of OPENLiMiT, Inc. since April of 2003. As a result, in the ordinary course of our business, we have received various services provided by OPENLiMiT, Inc., including treasury, tax, legal, investor relations, executive oversight and other services. OPENLiMiT, Inc. has also provided us with the services of a number of its executives and employees. Our historical financial statements do not include allocations by OPENLiMiT, Inc. of a portion of its overhead costs related to these services.

OPENLiMiT Inc.'s Distribution of Our Stock

OPENLiMiT, Inc. owns 100% of our common stock until completion of the distribution. In connection with the distribution, OPENLiMiT, Inc. is distributing its entire equity interest in us to its shareholders in a transaction that is intended to be tax-free to OPENLiMiT, Inc. and its U.S. shareholders. The distribution will be subject to a number of conditions. OPENLiMiT, Inc. may, in its sole discretion, change the terms of the distribution or decide not to complete the distribution before the distribution date.

Tax Allocation Agreement

In order to allocate our responsibilities for taxes and certain other tax matters, we and OPENLiMiT, Inc. will enter into a tax allocation agreement prior to the date of the distribution. Under the terms of the agreement, with respect to consolidated federal income taxes, and consolidated, combined and unitary state income taxes, OPENLiMiT, Inc. will be responsible for, and will indemnify and hold us harmless from, any liability for income taxes with respect to taxable periods or portions of periods ending prior to the date of distribution to the extent these amounts exceed the amounts we have paid or will pay to OPENLiMiT, Inc. prior to the distribution or in connection with the filing of relevant tax returns. OPENLiMiT, Inc. will be responsible for, and will indemnify and hold us harmless from, any liability for income taxes of OPENLiMiT AG by reason of our being severally liable for those taxes under U.S. Treasury regulations or analogous state or local provisions. OPENLiMiT, Inc. will also be responsible for, and will indemnify and hold OPENLiMiT AG harmless from, any liability for our non-income taxes, taxes that might stem from this distribution. Under the terms of the agreement, with respect to consolidated federal income taxes, and consolidated, combined and unitary state income taxes, we will be responsible for, and will indemnify and hold OPENLiMiT, Inc. harmless from, any liability for our income taxes for all taxable periods, whether before or after the distribution date. With respect to separate state income taxes, we will also be responsible for, and will indemnify and hold OPENLiMiT, Inc. harmless from, any liability for income taxes with respect to taxable periods or portions of periods beginning on or after the distribution date. In addition to the allocation of liability for our taxes, the terms of the agreement also provide for other tax matters, including tax refunds, returns and audits.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the distribution, one hundred percent (100%) of all of the outstanding shares of our common stock are owned beneficially and of record by OPENLiMiT, Inc. Directors and executive officers who own or will own OPENLiMiT, Inc. common stock prior to the distribution, will receive shares of our common stock in the distribution on the same basis as other holders of OPENLiMiT, Inc. common stock.

The following table sets forth information with respect to the projected beneficial ownership of our outstanding common stock immediately following the distribution with respect to: (i) each person known to us to be the beneficial owner of more than five percent (5%) of our common stock; (ii) all directors; and (iii) directors and executive officers of OPENLiMiT AG as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below.

The projections below are based on the number of shares of OPENLiMiT, AG common stock beneficially to be owned by each person or entity at the record date as evidenced by OPENLiMiT Inc.'s records and a review of statements filed with the Securities and Exchange Commission pursuant to Sections 13(d) or 13(g) and Section 16(a) of the Exchange Act. The share amounts in the table will not change unless there is a change in the exchange ratio of the distribution. The percentage ownership of our common stock immediately following the distribution will be approximately the same as the percentage ownership of such person or entity immediately prior to the distribution. Percentage ownership is calculated based on 14,000,000 shares of OPENLiMiT AG common stock issued and outstanding on August 1, 2005, and adjusted as required by rules promulgated by the Securities and Exchange Commission. Except as set forth in the table below, upon completion of the distribution, we do not expect any person to own more than five percent of our outstanding common stock. Except as otherwise noted in the footnotes below, the entity, individual director or executive officer or their family members or principal shareholder has sole voting and investment power with respect to such securities.

Title of Class	Name and Address	Nature of Ownership	Number of Shares	% of Class *
Common	Henry Dattler Chief Executive Officer and Director Ratenstrasse 13 CH-6341 Alosen Switzerland	Legal	2,016,324	14.40%
Common	Marc Gurov Chief Financial Officer and Director Obersecki 25 CH-6318 Walchwil Switzerland	Legal	130,000	0.93%
Common	Reinhard Stueber Zugerstrasse 76B Baar Switzerland CH 6341	Beneficial*	33,169	0.24%
Common	All executive officers and directors as a group (3)	Legal and Beneficial	2,269,493	16.21%

* Shares attributed to Reinhard Stueber are held by a related party.

DESCRIPTION OF CAPITAL STOCK

The following information reflects our amended articles of incorporation and by-laws as we expect these documents will be in effect at the time of the distribution.

Authorized Capital Stock

Our authorized capital stock consists of 21,000,000 shares of common stock, par value of CHF 0.30 per share. Immediately following the distribution, 14,000,000 shares of our common stock will be issued and outstanding, based on the outstanding shares of OPENLiMiT, Inc. as of the record date.

Common Stock

The holders of our common stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors, the holders of such shares will possess all voting power. Subject to any preferential rights the holders our of common stock will be entitled to such dividends as may be declared from time to time by our board of directors from funds available therefore and upon liquidation will be entitled to receive pro rata the value of all assets available for distribution to such holders.

TRANSFER AGENT AND REGISTRAR

COMMERZBANK Aktiengesellschaft will be the transfer agent and registrar. COMMERZBANK will distribute shares of OPENLiMiT AG via Clearstream.

COMMERZBANK AG is located at D - 60261 Frankfurt am Main, Germany. Their telephone number is 011 49 69 136 20.

Clearstream Banking AG is located at Neue Boersenstrasse 1, D-60487 Frankfurt a. M. Their telephone number is 011 49 69 50955 5069

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our amended Articles of Incorporation provide for indemnification of our officers and directors to the extent permitted by Swiss law, which generally permits indemnification for actions taken by officers or directors as our representatives if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation. As permitted under Swiss law, the by-laws contain a provision eliminating the personal liability of directors to us and our shareholders for monetary damages for any action taken, except for breaches of, or failure to perform their fiduciary duties, and such breach or failure constituted self-dealing, willful misconduct or recklessness. The applicable provisions of Swiss law pertain only to breaches of duty by directors as directors and not in any other corporate capacity, including as officers. As a result of the inclusion of these provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them which in violation of their fiduciary duties and are not the result of self-dealing, willful misconduct or recklessness, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

AVAILABLE INFORMATION

We intend to furnish the holders of our common stock with annual reports containing financial statements audited by an independent public accounting firm. We also intend to furnish other reports as we may determine or as required by law.

After the distribution, we will be subject to the informational requirements of the Berlin Stock Exchange and will therefore be required to file reports, proxy statements and other information with the Berlin Stock Exchange. Information that we file with the Berlin Stock Exchange after the date of this information statement will automatically supersede the information in this information statement and any earlier filed incorporated information. You may read these reports, proxy statements and other information and obtain copies of these documents and information as described above.

No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

FINANCIAL STATEMENTS

The financial tables and notes attached as Exhibit A present our consolidated financial statements. The data should be read together with "Management's Discussion and Analysis of Financial Condition," "Results of Operations," the historical financial statements of OPENLiMiT, Inc. and the notes to those statements included in this information statement. The financial data for the years ended December 31, 2004 and 2003 has been audited. The financial data for the six month periods ended June 30, 2005 and 2004 are unaudited interim financial statements.

OPENLIMIT HOLDING AG

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005 and 2004 *(Unaudited)*

DECEMBER 31, 2004 and 2003 *(Audited)*

Staley, Okada & Partners

CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of OpenLimit Holding AG:

We have audited the accompanying consolidated balance sheets of OpenLimit Holding AG (the "Company") as at December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity (deficiency), and cash flows for each of the years ended December 31, 2004 and 2003.   These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements' presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004 and 2003, in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is dependent upon financing to continue operations, had suffered recurring losses from operations and has total liabilities that exceed total assets. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Staley, Okada & Partners"

Vancouver, B.C., Canada   STALEY, OKADA & PARTNERS
August 2, 2005   CHARTERED ACCOUNTANTS

Staley, Okada & Partners, with offices in Vancouver and Surrey, is a Member of MSI, a Network of Independent Professional Firms • A Member of the Institute of Chartered Accountants of British Columbia
A Partnership of Incorporated Professionals; L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

A-2

OPENLIMIT HOLDING AG
(A Development Stage Company)
Interim Consolidated Balance Sheets
US Funds

ASSETS		June 30, 2005 *(unaudited)*		June 30, 2004 *(unaudited)*		December 31, 2004		December 31, 2003
Current								
Cash and cash equivalents	$	535,711	$	180,038	$	67,681	$	94,237
Accounts receivable		46,366		76,141		177,315		88,352
Inventory		425,479		152,787		470,248		143,346
Prepaid and other receivables		15,237		34,248		104,813		14,127
		1,022,793		443,214		820,057		340,062
Rights and Technology *(Note 3)*		1		1		1		1
Property and Equipment *(Note 4)*		140,088		287,674		152,358		326,686
	$	1,162,882	$	730,889	$	972,416	$	666,749

LIABILITIES								
Current								
Accounts payable	$	58,103	$	321,587	$	655,528	$	138,379
Accrued liabilities		48,364		67,913		77,951		90,413
Deferred revenue		10,586		25,212		28,260		33,057
Loan payable		-		974,443		178,207		-
Due to OpenLimit, Inc. *(Note 5a)*		-		3,232,537		6,074,600		2,912,340
Due to related party *(Note 5b)*		128,811		1,510,752		2,054,854		1,130,814
		245,864		6,132,444		9,069,400		4,305,003
Going Concern *(Note 1)*								
SHAREHOLDERS' EQUITY (DEFICIENCY)								
Capital Stock *(Note 6)*								
Common stock								
Authorized: 4,200,000 with CHF 1.00 par value								
Issued and outstanding: 4,200,000		3,083,281		3,083,281		3,083,281		3,083,281
Additional paid-in capital		(2,924,188)		(2,924,188)		(2,924,188)		(2,924,188)
Accumulated Comprehensive Loss		(421,161)		(245,222)		(465,962)		(265,249)
Retained Earnings (Deficit)		1,179,086		(5,315,426)		(7,790,115)		(3,532,098)
		917,018		(5,401,555)		(8,096,984)		(3,638,254)
	$	1,162,882	$	730,889	$	972,416	$	666,749

- See Accompanying Notes -

OPENLIMIT HOLDING AG <u>Statement 2</u>

(A Development Stage Company)

Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

US Funds

(Unaudited)

	Common Stock Shares	Common Stock Amount	Additional Pain-In Capital	Deficit Accumulated During the Development Stage	Accumulated Comprehensive Loss	Total Equity (Deficiency)
Shares for cash at CHF 100 per share – June 15, 2001	100	$ 72,153	$ -	$ -	$ -	$ 72,153
Net income	-	-	-	-	-	-
Balance – December 31, 2001	100	72,153	-	-	-	72,153
Shares split 100 new for 1 old – August 14, 2002	9,900	-	-	-	-	-
Shares for cash at CHF 10 per share – October 4, 2002	12,000	86,584	-	-	-	86,584
Net loss	-	-	-	(67,411)	-	(67,411)
Balance – December 31, 2002	22,000	158,737	-	(67,411)	-	91,326
Shares stock split 10 new for 1 old – February 3, 2003	198,000	-	-	-	-	-
Shares for rights and technology – February 3, 2003	3,980,000	2,924,544	(2,924,543)	-	-	1
Acquisition of Jure Holdings, Inc. – Recapitalization	-	-	355	-	-	355
Net loss	-	-	-	(3,464,687)	-	(3,464,687)
Foreign exchange loss	-	-	-	-	(265,249)	(265,249)
Balance – December 31, 2003	4,200,000	3,083,281	(2,924,188)	(3,532,098)	(265,249)	(3,638,254)
Foreign exchange gain	-	-	-	-	20,027	20,027
Net loss	-	-	-	(1,783,328)	-	(1,783,328)
Balance – June 30, 2004	4,200,000	3,083,281	(2,924,188)	(5,315,426)	(245,222)	(5,401,555)
Foreign exchange loss	-	-	-	-	(220,740)	(220,740)
Net loss	-	-	-	(2,474,689)	-	(2,474,689)
Balance – December 31, 2004	4,200,000	3,083,281	(2,924,188)	(7,790,115)	(465,962)	(8,096,984)
Foreign exchange gain	-	-	-	-	44,801	44,801
Net loss	-	-	-	8,969,201	-	8,969,201
Balance – June 30, 2005	4,200,000	$ 3,083,281	$ (2,924,188)	$ 1,179,086	$ (421,161)	$ 917,018

- See Accompanying Notes -

OPENLIMIT HOLDING AG <u>Statement 3</u>

(A Development Stage Company)

Interim Consolidated Statements of Operations

US Funds

	For the Six Months Ended June 30, 2005 *(unaudited)*	For the Six Months Ended June 30, 2004 *(unaudited)*	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Revenue	$ 115,713	$ 473,068	$ 830,082	$ 328,548
Cost of Goods Sold	56,404	197,675	367,446	107,681
Gross Profit *(51%; 58%; 56%; 67%)*	59,309	275,393	462,636	220,867
General and Administrative Expenses				
Advertising	35,699	114,325	215,603	143,326
Bad debts	-	-	-	79,528
Listing and filing fees	-	-	-	653
Consulting and salaries	735,299	1,427,602	2,792,659	2,269,691
Depreciation	35,051	160,058	194,802	83,594
Office and miscellaneous	35,233	98,176	221,284	253,283
Professional fees	26,484	68,613	96,769	341,739
Rent	98,207	81,297	167,720	89,990
Information technology	217	4,476	144,439	35,288
Travel	111,501	106,995	175,593	111,249
	1,077,691	2,061,542	4,008,869	3,408,341
Loss Before the Following	(1,018,382)	(1,786,149)	(3,546,233)	(3,187,474)
Loss on settlement of debt *(Note 9)*	(1,034,572)	-	(715,197)	-
Gain on forgiveness of debt *(Note 10)*	11,017,554	-	-	-
Loss on acquisition of subsidiary *(Note 11)*	-	-	-	(267,405)
Interest income (expense)	4,601	2,821	3,413	(9,808)
Net income (Loss) For The Period	$ 8,969,201	$ (1,783,328)	$ (4,258,017)	$ (3,464,687)
Net income (loss) per Share – Basic and diluted	$ 2.14	$ (0.42)	$ (1.01)	$ (0.91)
Weighted Average Shares Outstanding	4,200,000	4,200,000	4,200,000	3,818,164

- See Accompanying Notes -

OPENLIMIT HOLDING AG Statement 4

(A Development Stage Company)

Interim Consolidated Statements of Cash Flows

US Funds

	For the Six Months Ended June 30, 2005 *(unaudited)*	For the Six Months Ended June 30, 2004 *(unaudited)*	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Operating				
Income for the period	$ 8,969,201	$ (1,783,328)	$ (4,258,017)	$ (3,464,687)
Items not involving an outlay of cash:				
Depreciation	35,051	160,058	194,802	83,594
Shares for consulting services	-	374,000	880,554	886,500
Loss on settlement of debt	1,034,572	-	715,197	-
Gain on forgiveness of debt	(11,017,554)	-	-	-
Loss on acquisition of subsidiary	-	-	-	267,405
Changes in non-cash working capital items:				
Accounts receivable	130,949	12,211	(88,963)	(88,352)
Inventory	44,769	(9,441)	(326,902)	(143,346)
Prepaid expenses and receivables	89,576	(20,121)	(90,686)	(115,373)
Accounts payable	(597,425)	183,208	517,149	120,601
Accrued liabilities	(29,587)	(22,500)	(12,462)	75,448
Deferred revenue	(17,674)	(7,845)	(4,797)	33,057
	(1,358,122)	(1,113,758)	(2,474,125)	(2,345,153)
Investing				
Acquisition of property and equipment	(22,781)	(121,046)	(20,474)	(305,682)
Cash paid for acquisition of subsidiary	-	-	-	(72,280)
Net monetary assets acquired –subsidiary	-	-	-	(300,075)
	(22,781)	(121,046)	(20,474)	(678,037)
Financing				
Advances from (to) OpenLimit Inc.	1,841,163	(53,803)	(651,211)	-
Due to related party	141,176	379,938	924,040	1,233,101
Loan received from (paid) unrelated party	(178,207)	974,443	2,395,927	2,146,171
	1,804,132	1,300,578	2,668,756	3,379,272
Effect of exchange rate changes on cash and cash equivalents	44,801	20,027	(200,713)	(265,249)
Net increase (decrease) in cash and cash equivalents	468,030	85,801	(26,556)	90,833
Cash and cash equivalents, beginning of period	67,681	94,237	94,237	3,404
Cash and cash equivalents, end of period	$ 535,711	$ 180,038	$ 67,681	$ 94,237
Schedule of Non-Cash Transactions				
Shares issued for acquisition of rights and technology	$ -	$ -	$ -	$ 1
Shares issue for acquisition of Jure Holdings Inc.	$ -	$ -	$ -	$ 355
Shares issued by OpenLimit Inc. for consulting services in OpenLimit Holding AG	$ -	$ 374,000	$ 880,554	$ 886,500
Warrants issued by OpenLimit Inc. for debt in OpenLimit Holding AG	$ 879,675	$ -	$ -	$ -
Shares issued by OpenLimit Inc. for debt in OpenLimit Holding AG	$ 1,187,544	$ -	$ 2,217,720	$ 2,146,171

- See Accompanying Notes -

OPENLIMIT HOLDING AG
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

1. Organization and Going Concern

OPENLiMiT Holding AG ("the Company") was incorporated in the Canton of Aargau, Switzerland on June 15, 2001 under the name LüBeck AG and re-registered in the Canton of Zug, Switzerland, effective August 27, 2002, at which time the name was changed to OpenLimit Holding AG.

The Company is a technology and marketing company, and is headquartered in Baar, Switzerland. The Company maintains several wholly-owned companies and subsidiaries in Switzerland and Germany. The wholly-owned companies and subsidiaries perform various functions, including product development, business development, support of distributing partner companies, licensing, consulting and training.

The Company is a pioneer and leader in the development of electronic signature and encryption software, enhancing the security, provability and efficiency of electronic business transactions, electronic workflow, communication processes and data. The Company has developed software solutions for the private and public sector.

The Company markets its product via a two-channel strategy: the Original Equipment Manufacturer ("OEM") Strategy and a direct sales strategy. OEM-Partners market software solutions, targeting mainly large businesses and the public sector. The modular software may be integrated in existing IT-Infrastructures or modules are licensed for the integration in stand-alone software solutions for third party sellers. The direct sales strategy is focused on marketing the OpenLimit products to individuals and small and medium-sized companies.

Going Concern and Liquidity Considerations

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company intends to fund operations through sales and equity financing arrangements, which may be insufficient to fund its capital expenditures, working capital and other cash requirements for the year ending December 31, 2005.

Thereafter, the Company will be required to seek additional funds, either through sales and/or equity financing, to finance its long-term operations. The successful outcome of future activities cannot be determined at this time, and there is no assurance that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

In response to these conditions, management intends to raise additional funds through future private placement offerings. Management expects its increased marketing efforts to result in additional future sales. There can be no assurances, however, that management's expectations of future sales will be realized.

Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

1. **Organization and Going Concern -** *Continued*

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. **Significant Accounting Policies**

a) **Fiscal Period**

    The Company's fiscal year ends on December 31.

b) **Use of Estimates**

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenues and expenses, the reported amounts and classification of assets and liabilities, and disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary materially from management's estimates and assumptions.

c) **Risks and Uncertainties**

    The Company operates in an emerging industry that is subject to market acceptance and technological change. The Company's operations are subject to significant risks and uncertainties, including financial, operational, technological and other risks associated with operating an emerging business, including the potential risk of business failure.

d) **Cash and Cash Equivalents**

    Cash equivalents consist of highly liquid debt instruments purchased with an initial maturity of three months or less.

e) **Inventory**

    Inventory is stated at the lower of cost or market. Cost includes all costs of purchase, cost of conversion and other costs incurred in bringing the inventory to its present location and condition, and is calculated using the weighted average method. Market value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management estimates based on prevailing market conditions.

OPENLIMIT HOLDING AG
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

2. Significant Accounting Policies - *Continued*

f) **Property and Equipment and Depreciation**

Property and equipment are stated at cost. Depreciation is computed using the straight-line method to allocate the cost of depreciable assets over the estimated useful lives of the assets as follows:

	Estimated useful life (in years)
Office and computer equipment	3-8

Maintenance, repairs and minor renewals are charged directly to the statement of operations as incurred. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the financial statements and any resulting gain or loss is included in the statement of operations.

g) **Long Lived Assets**

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable or at least at the end of each reporting period. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, management measures fair value based on quoted market prices or based on discounted estimates of future cash flows.

h) **Revenue Recognition**

Revenues are recognized when all of the following criteria have been met: persuasive evidence for an arrangement exists; delivery has occurred; the fee is fixed or determinable; and collection is reasonably assured. Revenue derived from the sale of services is initially recorded as deferred revenue on the balance sheet. The amount is recognized as income over the term of the contract.

Revenue from time and material service contracts is recognized as the services are provided. Revenue from fixed price, long-term service or development contracts is recognized over the contract term based on the percentage of services that are provided during the period compared with the total estimated services to be provided over the entire contract. Losses on fixed price contracts are recognized during the period in which the loss first becomes apparent. Payment terms vary by contract.

Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

2. Significant Accounting Policies - *Continued*

i) **Foreign Currency Transactions**

The Company's functional currency is Euro for German operations and Swiss Franc for Swiss operations. The Company's reporting currency is the U.S. dollar. All transactions initiated in Swiss Francs and Euros are translated into U.S. dollars as follows:

    i)   Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date, and

    ii) Revenue and expense items at the average rate of exchange prevailing during the

        year.

Exchange gains and losses arising from such translations are deferred until realization and are included as a separate component of shareholder's equity as a component of comprehensive income or loss. Upon realization, the amount deferred is recognized in income in the period when it is realized.

j) **Advertising**

The Company expenses the cost of advertising when incurred. Advertising expenses are included in selling, general and administrative expenses in the accompanying statements of operations.

k) **Shipping and Handling Charges**

Shipping and handling costs are included in cost of goods sold in the accompanying statements of operations in accordance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs".

l) **Income Taxes**

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

OPENLIMIT HOLDING AG
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

2. Significant Accounting Policies - *Continued*

m) **Fair Value of Financial Instruments**

The carrying values of the Company's financial instruments, consisting of its cash and cash equivalents, accounts receivable, other receivables, accounts payable, deferred revenue, loan payable and amounts due to related party, materially approximate their respective fair values at each balance sheet date due to the immediate or short-term maturity of these instruments. The fair value of long-term notes payable is based on current rates at which the Company could borrow funds with similar remaining maturities.

n) **Concentrations of Credit Risk**

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and amounts due to related party. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company's management also routinely assesses the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

o) **Derivative Financial Instruments**

The Company was not a party to any derivative financial instruments during any of the reported fiscal periods.

p) **Segment Reporting**

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", changed the way public companies report information about segments of their business in their quarterly reports issued to stockholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. The Company currently operates in one segment, Western Europe, as disclosed in the accompanying consolidated statements of operations.

Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

2. Significant Accounting Policies - *Continued*

q) **Stock-Based Compensation**

The Company accounts for stock-based compensation issued to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation, if any, is recognized over the applicable service period, which is usually the vesting period. The Financial Accounting Standards Board ("FASB") has issued SFAS No. 123 "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123" and interpreted by FASB Interpretation No. ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB 25". This standard, if fully adopted, changes the method of accounting for all stock-based compensation to the fair value method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The adoption of the accounting methodology of SFAS No. 123 for employees is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB 25; however, pro forma disclosures, as if the Company had adopted the cost recognition requirements under SFAS No. 123, are required to be presented.

r) **Comprehensive Income**

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.

s) **Earnings (Loss) per Share**

The Company computes net earnings (loss) per common share using SFAS No. 128 "Earnings Per Share." Basic earnings (loss) per common share is computed based on the weighted average number of shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average shares outstanding assuming all dilutive potential common shares were issued. There were no dilutive potential common shares at December 31, 2004 and 2003. Because the Company has incurred net losses and has no potentially dilutive common shares, basic and diluted earnings (loss) per share are the same. Additionally, for the purposes of calculating diluted earnings (loss) per share, there were no adjustments to net earnings (loss).

OPENLIMIT HOLDING AG
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

2. Significant Accounting Policies - *Continued*

t) **Treasury Stock**

The Company accounts for acquisitions of treasury stock under the cost method. Treasury stock is recorded as a separate component of stockholders' equity at cost, and paid-in capital accounts are not adjusted until the time of sale, retirement or other disposition.

u) **Software Costs**

The Company's policy is that software development costs related to the product line are charged to expense as incurred in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed".

Costs for internal use software, whether developed or obtained, are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants' Statement ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized software costs, if any, will be reflected as property and equipment on the balance sheet.

v) **Obligations Under Capital Leases**

Leases are classified as either capital or operating. Leases that transfer substantially all of the benefits and risks of ownership of property to the company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded with its related long-term financing. As at the current period-end, the Company does not have any capital lease obligations. Payments under operating leases are expensed as incurred.

w) **Recently Adopted Accounting Standards**

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."   FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company adopted the provisions of FIN 46, as required, on July 1, 2003 with no material impact on its financial statements.

OPENLIMIT HOLDING AG
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

2. **Significant Accounting Policies** - *Continued*

w) **Recently Adopted Accounting Standards** – *Continued*

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

OPENLIMIT HOLDING AG
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

---

2. **Significant Accounting Policies** - *Continued*

w) **Recently Adopted Accounting Standards** – *Continued*

In December 2004, FASB issued SFAS No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In November 2004, the FASB also issued SFAS No.151, "Inventory Costs, an amendment of ARB No.43, Chapter 4" which will become effective for fiscal years beginning after June 15, 2005. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

---

3. Rights and Technology

In 2003, the Company purchased, from a related party, the exclusive rights to use the digital signature and encryption software. As consideration, the Company issued 3,980,000 common shares. This was a related party transaction and the shares, at that time were not public and did not have a quotable market, therefore the right as well as the consideration given up (being the issuance of shares) have been recorded at the related party's cost base, which has been deemed to be a nominal value of $1.

---

4. Property and Equipment

Details are as follows:

	Cost	Accumulated Depreciation	Net Book Value June 30, 2005	Net Book Value June 30, 2004	Net Book Value December 31, 2004	Net Book Value December 31, 2003
Office and computer equipment	$ 466,198	$ 326,110	$ 140,088	$ 287,674	$ 152,358	$ 326,686

---

5. Related Party Balances and Transactions

a) The amount due to OPENLiMiT Inc. ("the Parent") is non-interest bearing and with no specific repayment terms.

b) The amounts due to related party are with a director and officer of the Company, are non-interest bearing and due on demand.

c) Included in consulting and salaries are:

	June 30, 2005	June 30, 2004	December 31, 004	December 31, 2003
Consulting fees paid to a former director and officer	-	9,424	9,424	26,750
Consulting fees paid to a company controlled by a director and officer	225,548	197,994	348,600	227,578
Consulting fees paid to officers of the Company	85,602	-	119,520	-

OPENLIMIT HOLDING AG
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

6. Share Capital

a) At the date of incorporation, the Company issued 100 shares of common stock at CHF 1,000 each for total consideration of CHF 100,000 or $72,153. On August 14, 2002, the Company's shareholder split the number of shares on a 100 for 1 basis so that a total of 10,000 shares were outstanding.

b) On October 4, 2002, the Company issued to the sole shareholder a further 12,000 common shares at a subscription price of CHF 10 for a gross amount of $86,584.

c) On February 3, 2003 the Company split the number of outstanding shares on a 10 new for 1 old basis.

7. Commitments

a) The Company has a long-term independent analyst report contract, a number of vehicle operating lease agreements and office space lease agreements. The future lease and contract obligations are as follows:

		Amount
2005	$	141,506
2006		213,648
2007		172,134
2008		41,771
	$	569,059

b) During the prior year, the Company signed an agreement with a third party software developer. The developer is to provide a complete transaction module to the Company for OpenLimit card payments. As of December 2004, the Company has paid €102,250 and it will pay the remaining balance of €43,500 upon the acceptance of the software.

8. Income Taxes

The income taxes of the Company are substantially attributable to the operations in Switzerland whose statutory tax rate is 0.5 - 1.5% based on capital and reserves. This is paid on a yearly basis.

OPENLIMIT HOLDING AG
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

9. Loss on Settlement of Debt

On May 5, 2005, the Company's parent company, OpenLimit, Inc. issued 2,581,618 common shares and 5,163,236 share purchase warrants in settlement of a $1,032,647 loan payable to a director. The shares were valued at $1,187,544, and the warrants had a fair value, calculated using the Black Scholes pricing model, of $879,675. The issuance of the shares and warrants has been included in the amount due to OpenLimit, Inc., and resulted in loss on settlement of debt in the amount of $1,034,572.

During the year ended December 31, 2004, the Company's parent company issued 3,611,747 shares in settlement of $1,502,523 of the Company's debt. Shares were valued at $2,217,720. The issuance of shares has been included in the amount due to OpenLimit, Inc. and resulted in a loss on settlement of debt in the amount of $715,197.

10. Gain on Forgiveness of Debt

On June 30, 2005, OpenLimit, Inc, the Company's parent company, agreed to forgive the entire balance owing to it by the Company on June 30, 2005. This transaction resulted in gain on forgiveness of debt in the amount of $11,017,554.

OPENLIMIT HOLDING AG
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

---

11. Acquisition of Subsidiary

On April 11, 2003, the Company purchased, from a related party, a company named Bonneville, incorporated March 21, 1995 in Switzerland, and its wholly-owned subsidiary, SignCubes GmBH, incorporated October 14, 2002 in Germany. As consideration for the purchase, the Company paid 100,000 CHF (approximately $72,280), that being the nominal share value of Bonneville. At the date of the acquisition, the consolidated balance sheet of Bonneville was as follows:

Cash and cash equivalents	$	9,918
Third party receivables		108,482
Other receivables		19,685
Prepaid expenses		2,804
		140,889
Property, plant and equipment, *at net book value*		104,950
	$	245,839
Bank overdraft	$	7,022
Accounts payable		18,746
Due to related parties		406,161
Accrued liabilities		9,035
	$	440,964
Share capital	$	72,280
Legal reserve		7,228
Deficit		(274,633)
		(195,125)
	$	245,839

The purchase method of accounting has been used and the excess purchase price paid over fair value for identifiable net assets ($267,405) was immediately expensed in these consolidated financial statements.

OPENLIMIT HOLDING AG
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements

June 30, 2005 and 2004 *(Unaudited)*
December 31, 2004 and 2003 *(Audited)*
US Funds

_____

12. Subsequent Events

a) Subsequent to June 30, 2005, the Company had a split of its authorized and issued common stock on a 10 new to 3 old shares. The issued share capital increased from 4,200,000 to 14,000,000, and the par value of shares decreased from CHF 1.00 to CHF 0.30.

b) On August 1, 2005, the board of directors of OpenLimit, Inc, the Company's parent company, agreed to a spin-off of all issued and outstanding shares of the Company. After completion of this transaction, the Company's shares will be listed on the Berlin Stock Exchange. The Company's shares are expected to start trading on the Berlin Stock Exchange around September 1, 2005. Thereafter, the Company will also apply to have its shares trade on the Frankfurt Stock Exchange.

c) On July 15, 2005, the Company sold for CHF 1.00, to an unrelated party, two of its wholly owned subsidiaries: OPENLiMiT Access Marketing AG, headquartered in Baar, Switzerland, and OPENLiMiT Access Marketing AG, headquartered in Berlin, Germany. The decision to sell these subsidiaries was based on management's intent to focus resources on product development and the Original Equipment Manufacturer sales marketing strategy, which indicates the greatest potential for future revenues.

Exhibit 99.3



OPENLiMiT, Inc.
Zugerstrasse 76B
Postfach 229
CH-6341 Baar, Switzerland

Phone +41(0)41 560 1020
Fax +41(0)41 560 1039
info@openlimit.com
www.openlimit.com

Name
Address
ZIP, Place
Country

August 5, 2005

URGENT SUBJECT MATTER

Dear OPENLiMiT, Inc. Shareholder:

The Board of Directors of OPENLiMiT, Inc. has approved the distribution or "spin-off" of OPENLiMiT Holding AG common stock to our shareholders. On or about September 1, 2005, you will receive one (1) share of OPENLiMiT Holding AG's common stock for every five (5) shares of OPENLiMiT, Inc. common stock you owned at the close of business on August 19, 2005. If you sell your OPENLiMiT, Inc. shares between August 19, 2005, and September 1, 2005 (or the effective distribution date), you dispose of your right to receive OPENLiMiT Holding AG's shares (see explanation on the second page of the attached form entitled "Transfer Instructions"). The distributed shares will represent one hundred percent (100%) of the outstanding shares of OPENLiMiT Holding AG.

OPENLiMiT, Inc. is affecting this distribution to establish a public market for shares of OPENLiMiT Holding AG common stock in Europe. OPENLiMiT Holding AG is headquartered in Switzerland and conducts a substantial portion of its operations in Germany. We believe that enabling OPENLiMiT Holding AG to operate as an independent company will permit it to take advantage of European market conditions where OPENLiMiT Holding AG's electronic signature and encryption technologies are uniquely certified according to Common Criteria EAL 3+, an IT-Security standard, and have been confirmed compliant with the German Signature Law and Bylaws (SiG/ SigV).

Your shares of OPENLiMiT, Inc. common stock will continue to represent your ownership interest in OPENLiMiT, Inc. After the distribution, OPENLiMiT, Inc. will own no shares of OPENLiMiT AG and will be without significant operations.

OPENLiMiT Holding AG has applied to have its shares listed on the Berlin Stock Exchanges under the International Securities Identification Number (ISIN) "CH0022237009" (exchange listed companies in Germany may be searched for using their ISIN or full name). Thereafter, OPENLiMiT Holding AG will apply to have its shares also listed on the Frankfurt Stock Exchange. Shares of the OPENLiMiT, Inc. common stock will continue to be listed on the Over the Counter Bulletin Board ("OTCBB").

You will shortly be receiving an Information Statement via mail which explains the process in detail. Additionally, you may view the filing online as of August 5, 2005 via   http://www.sec.gov./edgar/searchedgar/companysearch.html   (search using the "Company name": OPENLiMiT; then find the "Form 8-K" dated August 5 to which the Information Statement will be attached).

In order to ensure proper and timely credit of your OPENLiMiT Holding AG common shares, we kindly request that you **forward the attached form** completed and signed to us via fax **no later than August 19, 2005**. Our fax number is: +41 (0)41 560 1039. Please mail the original form to our corporate offices after your fax.

Registered OPENLiMiT, Inc. shareholders that miss the August 19th deadline will be able to submit this information at a later point in time; however, we will not be able to guarantee the proper and timely credit of your OPENLiMiT Holding AG common shares on the anticipated distribution date on or about September 1, 2005. OPENLiMiT Holding AG will hold the shares on your behalf until such time as you provide instructions for transfer to a brokerage account designated by you.

No additional action is required on your part to receive your OPENLiMiT Holding AG shares, which will be deposited electronically with each shareholder's broker or nominee. You will not be required to pay anything for the new shares or to surrender any shares of our OPENLiMiT, Inc. common stock. Further, no fractional shares of OPENLiMiT Holding AG's common stock will be issued. All fractional shares will be rounded up to the nearest whole share.

Should you have questions regarding the distribution, please contact us at +41(0)41 560 1020 or our US-representative at +1 801 582 9609.

We are excited about the prospects of the listing of OPENLiMiT Holding AG on the Berlin Stock Exchange and thereafter also on the Frankfurt Stock Exchange and would like to welcome you as a new shareholder of OPENLiMiT Holding AG in advance.

Sincerely,

/s/ Henry Dattler
Henry Dattler
President and Chief Executive Officer

Transfer Instructions

Please complete, sign and fax to:

Attn: OPENLiMiT Investor Relations   Fax#: +41 (0) 41 560 1039

Name of Account Holder (Last, First, Middle or Corporate Name):

_____

If natural person, Date of Birth: _____

Address of Account Holder (Street Address, City, Zip, Country):

_____

_____

_____

Number of OPENLiMiT, Inc. common shares: _____

This section to be completed by shareholders with a NON-GERMAN Brokerage Account ONLY!

Name of Brokerage Firm: _____

Address of Brokerage Firm (Street Address, City, Zip, Country):

_____

_____

_____

SWIFT-BIC, IBAN or Routing#:_____

Brokerage Account#:_____

Name of Custodian Bank in Germany (please provide if known):

_____

Contact Person, Phone and Fax number of Brokerage Firm:

_____

This section to be completed by shareholders with a German Brokerage Account ONLY!

Name AND PLACE of Brokerage Firm: ______________________________________

Routing#:____

Brokerage Account#:____

Contact Person, Phone and Fax number of Brokerage Firm:

____

I understand that the proper and timely credit of my OPENLiMiT Holding AG common shares is only possible if the above information is true and accurate, which I hereby confirm. I understand that if I sell my OPENLiMiT, Inc. shares after August 19, 2005, and before September 1, 2005 (or the effective distribution date) that I will no longer be entitled to keep the OPENLiMiT Holding AG shares. Since I am considered the "record owner" of the OPENLiMiT, Inc. shares on August 19, 2005, I may still receive these shares. In order to deliver the OPENLiMiT Holding AG shares to their rightful owner, I may receive a "due bill" for those shares. This "due bill", which is often incorporated in the broker's confirmation of sale notice, states that, upon receipt of my OPENLiMiT Holding AG shares, I must deliver them to the broker who conducted the sale so that they can be forwarded to the rightful buyer. My broker can explain and assist me with the transaction.

Signed this ______ day of _____________, ________.

____
Signature

____
Printed Name